UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•
references to “2020 Green Private Placement” refer to the €290 million (approximately $341 million) senior secured notes maturing in June 20, 2026 which were issued under a senior secured note purchase agreement entered into with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

•	references to “AAGES” refer to the joint venture between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets;

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

•
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

•
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

•	references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 1, 2021;

•	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly owned subsidiary of Atlantica;

•	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

•	references to “ATS” refer to ABY Transmision Sur S.A.;

•	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U;

•
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses;

•	references to “COD” refer to the commercial operation date of the applicable facility;

•
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of March 31, 2021 and 2020 and for the three-month period ended March 31, 2021 and 2020, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

•	references to “Coso” refer to the 135 MW geothermal plant located in California

•	references to “EMEA” refer to Europe, Middle East and Africa;

•
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

•	references to “EU” refer to the European Union;

•	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

•	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

•
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due on 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

•
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GWh” refer to gigawatt hour;

•	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	references to “ITC” refer to investment tax credits;

•	references to “JIBAR” refer to Johannesburg Interbank Average Rate;

•	references to “Liberty” refer to Liberty Interactive Corporation;

•
references to “Liberty Ownership Interest in Solana” refer to Class A membership interests of ASO Holdings Company LLC (the holding company of Arizona Solar One LLC, owner of the 250 MW net (280 MW gross) solar electric generation facility located in Maricopa County, Arizona, known as the Solana plant), owned by Liberty and sold to us on August 17, 2020;

•	references to “LIBOR” refer to London Interbank Offered Rate;

•	references to “Logrosan” refer to Logrosan Solar Inversiones, S.A.;

•	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in, Monterrey, Mexico;

•
references to “Multinational Investment Guarantee Agency” refer to the Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which provides political insurance and credit enhancement guarantees;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hour;

•	references to “MWt” refer to thermal megawatts;

•
references to “Note Issuance Facility 2019” refer to the senior unsecured note facility dated April 30, 2019, and amended on May 14, 2019 and October 23, 2020, of $300 million, with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2019”;

•
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, of €140 million (approximately $165 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes to be issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “Pemex” refer to Petróleos Mexicanos;

•	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company collectively;

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

•	references to “PTS” refer to Pemex Transportation System;

•
references to “Revolving Credit Facility” refers to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 and amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020 and March 1, 2021, providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

•	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

•	references to “ROFO” refer to a right of first offer;

•	references to “Solaben Luxembourg” refer to Solaben Luxembourg S.A;

•	references to “Tenes” refer to Ténès Lilmiyah SpA, the water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

•	references to “U.K.” refer to the United Kingdom;

•	references to “U.S.” or “United States” refer to the United States of America; and

•
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc or Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 3D. Risk Factors in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this quarterly report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

•
the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

•	government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws and policies affecting renewable energy;

•	changes in tax laws and regulations;

•	risks relating to our activities in areas subject to economic, social and political uncertainties;

•	our ability to finance and make new investments and acquisitions on favorable terms or to close outstanding acquisitions, including PTS;

•	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

•	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

•	risks related to our reliance on third-party contractors or suppliers;

•	risks related to our ability to maintain appropriate insurance over our assets;

•	risks related to our exposure in the labor market;

•	potential issues arising with our operators’ employees including disagreement with employees’ unions and subcontractors;

•	risks related to extreme weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

•	the effects of litigation and other legal proceedings (including bankruptcy) against us and our subsidiaries;

•	price fluctuations, revocation and termination provisions in our off-take agreements and power purchase agreements;

•	our electricity generation, our projections thereof and factors affecting production, including those related to the COVID-19 outbreak;

•	our targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

•
risks related to our relationship with Abengoa, our former largest shareholder and currently one of our operation and maintenance suppliers, including bankruptcy and particularly the potential impact of Abengoa S.A.’s insolvency filing and Abenewco1, S.A.’s potential insolvency filing;

•	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

•	potential impact of the COVID-19 outbreak on our business, financial condition, results of operations and cash flows;

•	reputational and financial damage caused by our off-taker PG&E and Pemex;

•	sale of electricity to the Mexican market;

•	guidance related to the amount of Adjusted EBITDA from low carbon footprint assets and

•	other factors discussed under “Risk Factors”.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of March 31, 2021 and December 31, 2020

Amounts in thousands of U.S. dollars

		As of March 31,	As of December 31,
	Note (1)	2021	2020
Assets
Non-current assets
Contracted concessional assets	6	7,987,180	8,155,418
Investments carried under the equity method	7	111,798	116,614
Financial investments	8	84,420	89,754
Deferred tax assets		146,668	152,290

Total non-current assets		8,330,066	8,514,076

Current assets
Inventories		25,223	23,958
Trade and other receivables	12	275,675	331,735
Financial investments	8	196,753	200,084
Cash and cash equivalents	15	1,058,843	868,501
Assets held for sale	5	92,089	-

Total current assets		1,648,583	1,424,278

Total assets		9,978,649	9,938,354

(1)	Notes 1 to 22 form an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of March 31, 2021 and December 31, 2020

Amounts in thousands of U.S. dollars

		As of March 31,	As of December 31,
	Note (1)	2021	2020
Equity and liabilities
Equity attributable to the Company
Share capital	13	11,080	10,667
Share premium	13	1,011,743	1,011,743
Capital reserves	13	965,678	881,745
Other reserves	9	126,074	96,641
Accumulated currency translation differences	13	(99,054)	(99,925)
Accumulated deficit	13	(383,406)	(373,489)
Non-controlling interests	13	225,759	213,499

Total equity		1,857,874	1,740,881

Non-current liabilities
Long-term corporate debt	14	939,694	970,077
Long-term project debt	15	4,519,942	4,925,268
Grants and other liabilities	16	1,199,685	1,229,767
Derivative liabilities	9	287,861	328,184
Deferred tax liabilities		265,651	260,923

Total non-current liabilities		7,212,833	7,714,219

Current liabilities
Short-term corporate debt	14	25,626	23,648
Short-term project debt	15	680,275	312,346
Trade payables and other current liabilities	17	91,147	92,557
Income and other tax payables		38,722	54,703
Liabilities directly associated with the assets held for sale	5	72,172	-

Total current liabilities		907,942	483,254

Total equity and liabilities		9,978,649	9,938,354

(1)	Notes 1 to 22 form an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the three-month periods ended March 31, 2021 and 2020

Amounts in thousands of U.S. dollars

	Note (1)	For the three-month period ended March 31,
		2021	2020
Revenue	4	235,190	210,403
Other operating income	20	21,233	29,538
Employee benefit expenses		(14,382)	(11,717)
Depreciation, amortization, and impairment charges	4	(83,541)	(109,619)
Other operating expenses	20	(75,270)	(65,815)

Operating profit		83,230	52,790

Financial income	19	1,112	1,207
Financial expense	19	(85,146)	(96,008)
Net exchange differences	19	(188)	(1,621)
Other financial income/(expense), net	19	2,975	(4,112)

Financial expense, net		(81,247)	(100,534)

Share of profit/(loss) of associates carried under the equity method		960	(668)

Profit / (loss) before income tax from continuing operations		2,943	(48,412)

Income tax	18	(14,487)	10,147

Loss for the period from continuing operations		(11,544)	(38,265)

Profit for the period from discontinued operations	5	480	-

Loss for the period		(11,064)	(38,265)

Profit attributable to non-controlling interests		(8,108)	(2,246)

Loss for the period attributable to the Company		(19,172)	(40,511)

Weighted average number of ordinary shares outstanding (thousands) - basic	21	110,386	101,602
Weighted average number of ordinary shares outstanding (thousands) - diluted	21	113,733	101,602
Basic earnings per share (U.S. dollar per share)	21	(0.17)	(0.40)
Diluted earnings per share (U.S. dollar per share)	21	(0.17)	(0.40)
Basic earnings per share from continuing operations (U.S. dollar per share)	21	(0.18)	(0.40)
Diluted earnings per share from continuing operations (U.S. dollar per share)	21	(0.17)	(0.40)

(1)	Notes 1 to 22 form an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the three-month periods ended March 31, 2021 and 2020

Amounts in thousands of U.S. dollars

For the three-month period ended March 31,
	2021	2020
Loss for the period	(11,064)	(38,265)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	28,004	(54,699)
Currency translation differences	(2,480)	(31,425)
Tax effect	(5,510)	13,594

Net income/(expenses) recognized directly in equity	20,014	(72,530)

Cash flow hedges	14,038	14,529
Tax effect	(3,510)	(3,632)

Transfers to income statement	10,528	10,897

Other comprehensive income/(loss)	30,542	(61,633)

Total comprehensive income/(loss) for the period	19,478	(99,898)

Total comprehensive (income)/loss attributable to non-controlling interests	(8,346)	8,891

Total comprehensive income/(loss) attributable to the Company	11,132	(91,007)

Consolidated condensed statements of changes in equity for the three-month periods ended March 31, 2021 and 2020

Amounts in thousands of U.S. dollars

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated Deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2020	10,160	1,011,743	889,057	73,797	(90,824)	(385,457)	1,508,476	206,380	1,714,856

Profit/(loss) for the three -month period after taxes	-	-	-	-	-	(40,511)	(40,511)	2,246	(38,265)
Change in fair value of cash flow hedges	-	-	-	(39,775)	-	-	(39,775)	(395)	(40,170)
Currency translation differences	-	-	-	-	(20,584)	-	(20,584)	(10,841)	(31,425)
Tax effect	-	-	-	9,863	-	-	9,863	99	9,962
Other comprehensive income	-	-	-	(29,912)	(20,584)	-	(50,496)	(11,137)	(61,633)

Total comprehensive income	-	-	-	(29,912)	(20,584)	(40,511)	(91,007)	(8,891)	(99,898)

Distributions (Note 13)	-	-	(41,658)	-	-	-	(41,658)	(4,170)	(45,828)

Balance as of March 31, 2020	10,160	1,011,743	847,399	43,885	(111,408)	(425,968)	1,375,811	193,319	1,569,130

Notes 1 to 22 form an integral part of the consolidated condensed interim financial statements.

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated Deficit	Total equity attributable to the Company	Non- controlling interests	Total equity
Balance as of January 1, 2021	10,667	1,011,743	881,745	96,641	(99,925)	(373,489)	1,527,382	213,499	1,740,881

Profit/(loss) for the three -month period after taxes	-	-	-	-	-	(19,172)	(19,172)	8,108	(11,064)
Change in fair value of cash flow hedges	-	-	-	38,285	-	-	38,285	3,757	42,042
Currency translation differences	-	-	-	-	871	-	871	(3,351)	(2,480)
Tax effect	-	-	-	(8,852)	-	-	(8,852)	(168)	(9,020)
Other comprehensive income	-	-	-	29,433	871	-	30,304	238	30,542

Total comprehensive income	-	-	-	29,433	871	(19,172)	11,132	8,346	19,478

Capital increase (Note 13)	413	-	130,452	-	-	-	130,865	-	130,865

Business combinations (Note 5)	-	-	-	-	-	-	-	8,287	8,287

Share-based compensation (Note 13)	-	-	-	-	-	9,255	9,255	-	9,255

Distributions (Note 13)	-	-	(46,519)	-	-	-	(46,519)	(4,373)	(50,892)

Balance as of March 31, 2021	11,080	1,011,743	965,678	126,074	(99,054)	(383,406)	1,632,115	225,759	1,857,874

Notes 1 to 22 form an integral part of the consolidated condensed interim financial statements.

Consolidated condensed cash flows statements for the three-month periods ended March 31, 2021 and 2020

Amounts in thousands of U.S. dollars

	Note (1)	For the three-month periods ended March 31,
		2021	2020
I. Profit for the period		(11,064)	(38,265)
Financial expense and non-monetary adjustments		171,472	194,720

II. Profit for the period adjusted by non-monetary items		160,408	156,455

III. Changes in working capital		16,963	(59,334)

Net interest and income tax paid		(30,663)	(11,436)

A. Net cash provided by operating activities		146,708	85,685

Acquisitions of subsidiaries and entities under the equity method	5&7	(10,744)	-
Investment in contracted concessional assets	6	(6,341)	-
Distributions from entities under the equity method	7	8,799	5,120
Other non-current assets/liabilities		1,921	(5,938)

B. Net cash used in investing activities		(6,365)	(818)

Proceeds from Project debt	15	-	33,783
Proceeds from Corporate debt	14	4,048	89,038
Repayment of Project debt	15	(24,788)	(16,420)
Dividends paid to Company´s shareholders	13	(46,519)	(41,657)
Dividends paid to Non-controlling interests	13	(4,215)	(4,913)
Capital increase	13	130,618	-

C. Net cash provided by financing activities		59,144	59,831

Net increase in cash and cash equivalents		199,487	144,698

Cash and cash equivalents at beginning of the period		868,501	562,795

Translation differences in cash or cash equivalent		(9,145)	(17,321)

Cash and cash equivalents at end of the period		1,058,843	690,172

(1)	Notes 1 to 22 form an integral part of the consolidated condensed interim financial statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company that owns, manages and invests in renewable energy, storage, efficient natural gas, electric transmission lines and water assets focused on North America (the United States, Mexico and Canada), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

Algonquin Power & Utilities Corp. (“Algonquin”) is the largest shareholder of the Company and currently owns a 44.2% stake in Atlantica. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

During 2020, the Company completed the following acquisitions:

-
On April 3, 2020, the Company made an initial investment in the creation of a renewable energy platform in Chile, together with financial partners, where it owns approximately a 35% stake and has a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in an area with excellent solar resource (“Chile PV 1”). This asset has been in operation since 2016 demonstrating a good operating track record, while selling its production in the Chilean power market. The Company’s initial contribution was approximately $4 million. In addition, on January 6, 2021, the Company closed its second investment through the platform with the acquisition of a 40 MW solar PV plant (“Chile PV 2”). This asset started commercial operation in 2017 and its revenue is partially contracted. The total equity investment for this new asset was approximately $5.0 million. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with credit worthy off-takers.

-
In January 2019, the Company entered into an agreement with Abengoa (references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, or Abenewco1, S.A. together with its subsidiaries, unless the context otherwise requires) under the Abengoa ROFO Agreement for the acquisition of Befesa Agua Tenes, a holding company which owns a 51% stake in Ténès Lilmiyah SpA (“Tenes”), a water desalination plant in Algeria. The Company paid an advance payment of $19.9 million in January 2019. Closing of the acquisition was subject to conditions precedent which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. In October 2019, the Company received a first payment of $7.8 million through the cash sweep mechanism. On May 31, 2020, the Company entered into a new $4.5 million secured loan agreement with Befesa Agua Tenes, in addition to the initial one granted in 2019. The aggregate amount owed at that date, including interest accrued, was $14.0 million. This new loan agreement is expected to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the Tenes asset. The new agreement signed with Abengoa provides Atlantica with a majority at the board of directors of Befesa Agua Tenes and control over the asset.

-
On August 17, 2020, the Company closed the acquisition of Liberty’s equity interest in Solana. Liberty was the tax equity investor in the Solana project. The total equity investment is expected to be up to $290 million of which $272 million has already been paid. The total price includes a deferred payment and a performance earn-out based on the average annual net production of the asset in the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024.

In October 2020, the Company reached an agreement to acquire Calgary District Heating (Calgary District Energy Center), an approximately 55 MWt district heating asset in Canada for a total equity investment of approximately $20 million. Calgary District Heating has been in operation since 2010 and represents the first investment of the Company in this sector, which is recognized as a key measure for cities to reduce emissions by the UN Environment Program. The asset provides heating services to a diverse range of government, institutional and commercial customers in the city of Calgary. Closing is subject to conditions precedent and regulatory approvals and is expected in the second quarter of 2021.

In December 2020, the Company reached an agreement with Algonquin to acquire La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $20 million. Closing is expected to occur after the asset reaches commercial operation, currently expected to occur by mid-2021. Closing is subject to conditions precedent and regulatory approvals. Additionally, the Company agreed to potentially co-invest with Algonquin in additional solar plants in Colombia with a combined capacity of approximately 30 MW to be developed and built by AAGES, a joint venture between Algonquin and Abengoa designed to invest in the development and construction of contracted clean energy and water infrastructure contracted assets.

In January 2021, the Company closed the acquisition of 42.5% of the equity of Rioglass, a multinational manufacturer of solar components, for $8.4 million, increasing its stake to 57.5%. In addition, the Company has an option to acquire the remaining 42.5% under the same conditions until September 2021, and after that date the seller also has an option to sell the 42.5% under the same conditions. The Company´s current intention is to sell a significant portion of its shares in Rioglass to partners, retaining a minority stake, and has therefore classified the investment as held for sale in these consolidated condensed interim financial statements as of March 31, 2021 (Note 5).

On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to the California Independent System Operator (“ISO”). It has PPAs signed with three investment grade off-takers, with a 19-year average contract life. The total equity investment was approximately $130 million, and the Company expects to make an additional investment of approximately $40 million to reduce project debt.

In April 2021 the Company reached an agreement with Omers to acquire a 49% interest in a 596 MW portfolio of wind assets in the United States. EDP Renewables owns the remaining 51%. The assets have PPAs with investment grade off-takers with five year average remaining contract life. The total equity investment is expected to be approximately $196.5 million. Closing is expected to occur in the third quarter of 2021 subject to customary conditions precedent and regulatory approvals.

The following table provides an overview of the main concessional assets the Company owned or had an interest in as of March 31, 2021:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(14)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	A-/A2/A-	2013	23
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/WR/BB	2014	19
Chile PV 1	Renewable (Solar)	35%(8)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(8)	Chile	USD	40 MW	N/A	2017	N/A
Solaben 2 & 3	Renewable (Solar)	70%(1)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	17/16
Solacor 1 & 2	Renewable (Solar)	87%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	16/16
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	11/13

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	16/16
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	16/17
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	14/14/15
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	18/18
Seville PV	Renewable (Solar)	80%(6)	Spain	Euro	1 MW	A/Baa1/A-	2006	15
Kaxu	Renewable (Solar)	51%(3)	South Africa	Rand	100 MW	BB-/Ba2/BB-(11)	2015	14
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	13
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	14
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-	2015	15
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2012	12
ACT	Efficient natural gas	100%	Mexico	USD	300 MW	BBB/ Ba2/BB-	2013	12
Monterrey	Efficient natural gas	30%	Mexico	USD	142 MW	Not rated	2018	18
ATN (13)	Transmission line	100%	Peru	USD	379 miles	BBB+/A3/BBB+	2011	20
ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	2014	23
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	12
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	14/14
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa1/A-	2007	17
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A1/A-	1993	Regulated
Skikda	Water	34.2%(4)	Algeria	USD	3.5 M ft3/day	Not rated	2009	13

Honaine	Water	25.5%(5)	Algeria	USD	7 M ft3/day	Not rated	2012	17
Tenes	Water	51%(7)	Algeria	USD	7 M ft3/day	Not rated	2015	19

(1)          Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.
(2)          JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.
(3)          Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).
(4)          Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.83%.
(5)          Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(6)          Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state-owned company, holds 20% of the shares in Seville PV.
(7)          Algerian Energy Company, SPA owns 49% of Tenes.
(8)          65% of the shares in Chile PV 1 and Chile PV 2 is indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(9)          Certain contracts denominated in U.S. dollars are payable in local currency.
(10)        Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(11)        Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.
(12)        Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)        Including ATN Expansion 1 & 2.
(14)        As of December 31, 2020.
(*)          Commercial Operation Date.

The Kaxu project financing arrangement contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. The insolvency filing by the individual company Abengoa S.A. on February 22, 2021 represents a theoretical event of default under the Kaxu project finance agreement. Although the Company does not expect the acceleration of debt to be declared by the credit entities, Kaxu does not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the cross-default provisions make that right conditional. Therefore, Kaxu total debt (Note 15) has been presented as current in the consolidated condensed interim financial statements of the Company as of March 31, 2021 for an amount of $355 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is currently negotiating a waiver from the creditors and/or contractual modifications to permanently remove the cross-default provision.

Note 2. - Basis of preparation

The accompanying consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2020, were approved by the Board of Directors on February 26, 2021.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the three-month period ended March 31, 2021, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2020. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2020 included in the 2020 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These consolidated condensed interim financial statements were approved by the Board of Directors of the Company on May 4, 2021.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2021 under IFRS-IASB, applied by the Company in the preparation of these condensed interim financial statements:

-
IFRS 4, IFRS 7, IFRS 16, IFRS 9 and IAS 39. Amendments regarding replacement issues in the context of the IBOR reform. This amendment is mandatory for annual periods beginning on or after January 1, 2021 under IFRS-IASB.

-
IFRS 16. Amendment to extend the exemption from assessing whether a COVID-19-related rent concession is a lease modification. This amendment is mandatory for annual periods beginning on or after April 1, 2021 under IFRS-IASB.

The applications of these amendments have not had any material impact on these condensed interim financial statements.

b) Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2022:

-
IFRS 1. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020 (subsidiary as a first-time adopter). This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-	IFRS 3. Amendments updating a reference to the Conceptual Framework. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-	IFRS 4. Amendments regarding the expiry date of the deferral approach. The fixed expiry date for the temporary exemption in IFRS 4 from applying IFRS 9 is now 1 January 2023.

-	IFRS 9. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-
IFRS 17. Amendments to address concerns and implementation challenges that were identified after IFRS 17 was published. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 1 (Amendment). Classification of liabilities. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 1. Amendment to defer the effective date of the January 2020 amendment. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 1. (Amendment). Disclosure of accounting policies. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 8. Amendment regarding the definition of accounting estimates. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-
IAS 16. Amendments prohibiting a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

The Company does not anticipate any significant impact on the consolidated condensed financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2022, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of its businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which require significant management estimates and judgment are as follows:

•	Contracted concessional agreements.

•	Impairment of contracted concessional assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in estimates made are anticipated and, therefore, no significant changes in the value of assets and liabilities recognized at March 31, 2021, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk, Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2020 included in the 2020 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of March 31, 2021, the Company had the following business sectors: Renewable energy, Efficient natural gas, Electric transmission lines and Water.

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, profit/(loss) from discontinued operations,  income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the three-month period ended March 31, 2021, Atlantica had three customers with revenues representing more than 10% of total revenue, two in the renewable energy and one in the efficient natural gas business sectors. In the three-month period ended March 31, 2020, Atlantica had two customers with revenues representing more than 10% of the total revenue, one in the renewable energy and one in the efficient natural gas business sectors.

a)	The following tables show Revenue and Adjusted EBITDA by operating segments and business sectors for the three-month periods ended March 31, 2021 and 2020:

	Revenue		Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
	($ in thousands)
Geography	2021	2020	2021	2020
North America	60,585	59,283	39,244	51,176
South America	38,308	35,654	29,943	28,422
EMEA	136,297	115,466	97,585	82,811
Total	235,190	210,403	166,772	162,409

	Revenue		Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
	($ in thousands)
Business sector	2021	2020	2021	2020
Renewable energy	166,691	150,793	115,678	113,491
Efficient natural gas	28,408	26,403	22,318	23,540
Electric transmission lines	26,614	26,608	21,203	21,538
Water	13,477	6,599	7,573	3,840
Total	235,190	210,403	166,772	162,409

The reconciliation of segment Adjusted EBITDA with the profit/(loss) attributable to the Company is as follows:

	For the three-month period ended March 31, ($ in thousands)
	2021	2020
Profit/(Loss) attributable to the Company	(19,172)	(40,511)
Profit attributable to non-controlling interests	8,108	2,246
Profit from discontinued operations	(480)	-
Income tax	14,487	(10,147)
Share of (profits)/losses of associates	(960)	668
Financial expense, net	81,247	100,534
Depreciation, amortization, and impairment charges	83,541	109,619
Total segment Adjusted EBITDA	166,772	162,409

b)	The assets and liabilities by operating segments (and business sector) as of March 31, 2021 and December 31, 2020 are as follows:

Assets and liabilities by geography as of March 31, 2021:

	North America	South America	EMEA	Balance as of March 31, 2021
	($ in thousands)
Assets allocated
Contracted concessional assets	3,060,267	1,239,466	3,687,446	7,987,180
Investments carried under the equity method	68,781	-	43,016	111,798
Current financial investments	125,719	27,734	43,300	196,753
Cash and cash equivalents (project companies)	224,960	88,615	310,368	623,943
Subtotal allocated	3,479,727	1,355,815	4,084,130	8,919,674
Unallocated assets
Other non-current assets				231,088
Assets held for sale				92,089
Other current assets (including cash and cash equivalents at holding company level)				735,798
Subtotal unallocated				1,058,975
Total assets				9,978,649

	North America	South America	EMEA	Balance as of March 31, 2021
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,634,887	922,444	2,642,886	5,200,217
Grants and other liabilities	1,059,358	11,233	129,094	1,199,685
Subtotal allocated	2,694,245	933,678	2,771,979	6,399,902
Unallocated liabilities
Long-term and short-term corporate debt				965,320
Other non-current liabilities				553,512
Liabilities directly associated with the assets held for sale				72,172
Other current liabilities				129,869
Subtotal unallocated				1,720,873
Total liabilities				8,120,775
Equity unallocated				1,857,874
Total liabilities and equity unallocated				3,578,747
Total liabilities and equity				9,978,649

Assets and liabilities by geography as of December 31, 2020:

	North America	South America	EMEA	Balance as of December 31, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	3,073,785	1,211,952	3,869,681	8,155,418
Investments carried under the equity method	74,660	-	41,954	116,614
Current financial investments	129,264	27,836	42,984	200,084
Cash and cash equivalents (project companies)	206,344	70,861	255,530	532,735
Subtotal allocated	3,484,053	1,310,649	4,210,149	9,004,851
Unallocated assets
Other non-current assets				242,044
Other current assets (including cash and cash equivalents at holding company level)				691,459
Subtotal unallocated				933,503
Total assets				9,938,354

	North America	South America	EMEA	Balance as of December 31, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,623,284	902,500	2,711,830	5,237,614
Grants and other liabilities	1,078,974	11,355	139,438	1,229,767
Subtotal allocated	2,702,258	913,855	2,851,268	6,467,381
Unallocated liabilities
Long-term and short-term corporate debt				993,725
Other non-current liabilities				589,107
Other current liabilities				147,260
Subtotal unallocated				1,730,092
Total liabilities				8,197,473
Equity unallocated				1,740,881
Total liabilities and equity unallocated				3,470,973
Total liabilities and equity				9,938,354

Assets and liabilities by business sector as of March 31, 2021:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of March 31, 2021
	($ in thousands)
Assets allocated
Contracted concessional assets	6,467,135	510,325	833,527	176,193	7,987,180
Investments carried under the equity method	57,970	13,502	-	40,325	111,798
Current financial investments	2,709	125,550	27,672	40,822	196,753
Cash and cash equivalents (project companies)	446,747	92,661	61,076	23,459	623,943
Subtotal allocated	6,974,561	742,038	922,275	280,799	8,919,674
Unallocated assets
Other non-current assets					231,088
Assets held for sale					92,089
Other current assets (including cash and cash equivalents at holding company level)					735,798
Subtotal unallocated					1,058,975
Total assets					9,978,649

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of March 31, 2021
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,960,327	497,904	630,960	111,026	5,200,217
Grants and other liabilities	1,191,307	100	5,882	2,396	1,199,685
Subtotal allocated	5,151,635	498,005	636,842	113,422	6,399,902
Unallocated liabilities
Long-term and short-term corporate debt					965,320
Other non-current liabilities					553,512
Liabilities directly associated with the assets held for sale					72,172
Other current liabilities					129,869
Subtotal unallocated					1,720,873
Total liabilities					8,120,775
Equity unallocated					1,857,874
Total liabilities and equity unallocated					3,578,747
Total liabilities and equity					9,978,649

Assets and liabilities by business sector as of December 31, 2020:

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	6,632,611	502,285	842,595	177,927	8,155,418
Investments carried under the equity method	61,866	15,514	30	39,204	116,614
Current financial investments	6,530	124,872	27,796	40,886	200,084
Cash and cash equivalents (project companies)	397,465	67,955	46,045	21,270	532,735
Subtotal allocated	7,098,472	710,626	916,466	279,287	9,004,851
Unallocated assets
Other non-current assets					242,044
Other current assets (including cash and cash equivalents at holding company level)					691,459
Subtotal unallocated					933,503
Total assets					9,938,354

	Renewable energy	Efficient natural gas	Electric transmission lines	Water	Balance as of December 31, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,992,512	504,293	625,203	115,606	5,237,614
Grants and other liabilities	1,221,176	108	6,040	2,443	1,229,767
Subtotal allocated	5,213,688	504,401	631,243	118,049	6,467,381
Unallocated liabilities
Long-term and short-term corporate debt					993,725
Other non-current liabilities					589,107
Other current liabilities					147,260
Subtotal unallocated					1,730,092
Total liabilities					8,197,473
Equity unallocated					1,740,881
Total liabilities and equity unallocated					3,470,973
Total liabilities and equity					9,938,354

c)	The amount of depreciation, amortization and impairment charges recognized for the three-month periods ended March 31, 2021 and 2020 are as follows:

	For the three-month period ended March 31,
Depreciation, amortization and impairment by geography	2021	2020
	($ in thousands)
North America	(12,627)	(57,121)
South America	(13,811)	(15,572)
EMEA	(57,103)	(36,927)
Total	(83,541)	(109,619)

	For the three-month period ended March 31,
Depreciation, amortization and impairment by business sectors	2021	2020
	($ in thousands)
Renewable energy	(93,571)	(71,613)
Efficient natural gas	17,357	(26,202)
Electric transmission lines	(7,749)	(10,457)
Water	422	(1,348)
Total	(83,541)	(109,619)

Note 5. – Business combinations and assets held for sale

For the three-month period ended March 31, 2021

Business combinations

On January 6, 2021, the Company completed its second investment through its Chilean renewable energy platform in a 40 MW solar PV plant, Chile PV 2, located in Chile, for approximately $5 million. Atlantica has control over Chile PV 2 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 2 has been accounted for in these consolidated condensed interim financial statements in accordance with IFRS 3, Business Combinations, showing 65% of Non-Controlling interests.

On January 8, 2021, the Company completed the purchase of an additional 42.5% stake in Rioglass, a multinational manufacturer of solar components, increasing its stake from 15% to 57.5% and gaining control over the business under IFRS 10, Consolidated Financial Statements. The purchase price paid was $8.4 million, and the Company paid an additional $3.6 million (deductible from the final payment) for an option to acquire the remaining 42.5% under the same conditions until September 2021. After that date, the seller also has an option to sell (Put option) the 42.5% under the same conditions, which is accounted for by the Company as a liability in accordance with IAS 32, Financial Instruments: Presentation, for $5 million as of March 31, 2021. The acquisition of Rioglass has been accounted for in these consolidated condensed interim financial statements in accordance with IFRS 3, Business Combinations.

The amount of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the three-month period ended March 31, 2021
($ in thousands)
Concessional assets	35,095
Deferred tax asset	4,221
Cash & cash equivalents	2,250
Assets held for sale (*)	95,036
Other current assets	728
Non-current Project debt	(24,380)
Current Project debt	(687)
Liabilities directly associated with the assets held for sale (*)	(74,880)
Other current and non-current liabilities	(4,478)
Non-controlling interests	(8,287)
Total net assets acquired at fair value	24,618
Asset acquisition – purchase price paid	(16,680)
Fair value of previously held 15% stake in Rioglass	(3,048)
Liability for the Put option held by the seller of Rioglass	(4,890)
Net result of business combinations	-

(*) The net assets of Rioglass are presented as Assets held for sale at acquisition date (see below).

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of March 31, 2021 and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of March 31, 2021. The measurement period will not exceed one year from the acquisition dates.

The amount of revenue contributed by the acquisitions performed during the three-month period ended March 31, 2021 to the consolidated condensed interim financial statements of the Company as of March 31, 2021 is $1.4 million, and the amount of profit after tax is $0.9 million.

Assets held for sale

The Company currently intends to sell a significant portion of the shares of Rioglass to partners, retaining a minority stake, and a plan to sell has already been initiated. As a result, the business of Rioglass has been presented as discontinued operations held for sale under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, in these consolidated condensed interim financial statements as of March 31, 2021 since this transaction falls under the definition and requirements of IFRS 5. If in the future the plan to sell is delayed or canceled, such requirements may no longer be fulfilled, and the Company would account for the business of Rioglass as continuing operations.

The amounts of Assets held for as of March 31, 2021 and December 31, 2020 fully relate to Rioglass, and are as follows:
	Balance as of March 31,	Balance as of December 31,
	2021	2020
	($ in thousands)
Assets held for sale	92,089	-
Liabilities directly associated with the assets held for sale	72,172	-
Total Assets held for sale, net	19,917	-

The results after tax of the discontinued operations of Rioglass included in these consolidated condensed interim financial statements since acquisition date amount to a profit of $0.5 million and have been presented separately within a single line of the profit and loss statement in accordance with IFRS 5.

For the year ended December 31, 2020

On April 3, 2020, the Company completed the first investment made through the renewable energy platform it created in Chile with financial partners, which comprised a 55 MW solar PV plant, Chile PV 1, located in Chile for approximately $4 million. Atlantica has control over Chile PV 1 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 1 was accounted for in these consolidated condensed interim financial statements in accordance with IFRS 3, Business Combinations, showing 65% of Non-Controlling interest.

On May 31, 2020, the Company obtained control over the Board of Directors of Befesa Agua Tenes which owns a 51% stake in Tenes, a water desalination plant in Algeria and therefore controls the asset. The total investment, in the form of a secured loan agreement to be reimbursed through a full cash-sweep of all the dividends to be received from the asset, amounted to approximately $19 million as of May 31, 2020. The acquisition was accounted for in these consolidated condensed interim financial statements of Atlantica, in accordance with IFRS 3, Business Combinations, showing 49% of Non-Controlling interests.

The amount of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the year-ended December 31, 2020
($ in thousands)
Contracted concessional assets	170,769
Other non-current assets	356
Cash & cash equivalents	17,646
Other current assets	31,243
Non-current Project debt	(149,585)
Current Project debt	(8,680)
Other current and non-current liabilities	(13,831)
Non-controlling interests	(25,308)
Total net assets acquired at fair value	22,610
Asset acquisition - purchase price	(22,610)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase prices is provisional until one year from the acquisition dates. No significant adjustments were made in 2021 to the amounts indicated in the table above during the measurement period.

The amount of revenue contributed by the acquisitions performed during 2020 to the consolidated financial statements of the Company for the year 2020 was $22.5 million, and the amount of profit after tax was $6.3 million. Had the acquisitions been consolidated from January 1, 2020, the consolidated statement of comprehensive income would have included additional revenue of $14.7 million and additional profit after tax of $3.7 million.

Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of March 31, 2021 and December 31, 2020 is as follows:

	Financial assets under IFRIC 12	Financial assets under IFRS 16	Intangible assets under IFRIC 12	Intangible assets under IFRS 16 (Lessee)	Other intangible assets under IAS 38	Property, plant and equipment under IAS 16	Balance as of March 31, 2021
	($ in thousands)
Contracted concessional assets cost	923,932	2,884	9,312,437	64,878	13,785	372,722	10,690,638
Amortization and impairment	(69,982)	-	(2,494,004)	(10,795)	(6,569)	(122,107)	(2,703,458)
Total	853,950	2,884	6,818,433	56,170	7,217	250,615	7,987,180

	Financial assets under IFRIC 12	Financial assets under IFRS 16	Intangible assets under IFRIC 12	Intangible assets under IFRS 16 (Lessee)	Other intangible assets under IAS 38	Property, plant and equipment under IAS 16	Balance as of December 31, 2020
	($ in thousands)
Contracted concessional assets cost	936,837	2,941	9,467,309	66,230	13,800	336,920	10,824,037
Amortization and impairment	(87,689)	-	(2,442,520)	(10,060)	(6,111)	(122,240)	(2,668,619)
Total	849,149	2,941	7,024,789	56,170	7,689	214,680	8,155,418

Contracted concessional assets include fixed assets related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IFRS 16, and PS10, PS20, Seville PV, Mini-Hydro, Chile TL3, ATN Expansion 2, Chile PV 1 and Chile PV 2, which are recorded as property plant and equipment in accordance with IAS 16.

The decrease in the contracted concessional assets cost is primarily due to the lower value of the Euro denominated assets since the exchange rate of the Euro decreased against the U.S. dollar since December 31, 2020, partially offset by the business combinations for a total amount of $35 million (Note 5).

No losses from impairment of contracted concessional assets, excluding any change in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the three-month periods ended March 31, 2021 and 2020. The impairment provision based on the expected credit losses on contracted concessional financial assets decreased by $18 million in the three-month period ended March 31, 2021 (increase of $30 million in the three-month period ended March 31, 2020), primarily in ACT.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of March 31, 2021 and December 31, 2020:

	Balance as of March 31, 2021	Balance as of December 31, 2020
	($ in thousands)
Evacuación Valdecaballeros, S.L.	892	976
Myah Bahr Honaine, S.P.A	40,325	39,204
Pectonex, R.F. Proprietary Limited	1,564	1,587
Ca Ku A1, S.A.P.I. de CV (PTS)	-	30
Evacuación Villanueva del Rey, S.L	-	-
Windlectric Inc	55,279	59,116
Pemcorp SAPI de CV	13,502	15,514
Other renewable energy associates	235	286
Total	111,798	116,614

Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these consolidated condensed interim financial statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership, which is accounted for under the equity method in these consolidated condensed interim financial statements.

Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V., which is accounted for under the equity method in these consolidated condensed interim financial statements. Arroyo Netherlands II B.V. is 30% owned by Atlantica.

The decrease in investments carried under the equity method as of March 31, 2021, is primarily due to distributions received by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”) from Amherst Island Partnership for $4.5 million. A significant portion of the distributions received from Amherst are distributed by the Company to its partner in this project (Note 13).

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of March 31, 2021 and December 31, 2020 is as follows:

	Balance as of March 31, 2021	Balance as of December 31, 2020
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	14,459	12,896
Fair Value through Profit and Loss (Investment in Rioglass)	-	2,687
Derivative assets (Note 9)	2,093	1,099
Other receivable accounts at amortized cost	67,868	73,072
Total non-current financial investments	84,420	89,754
Contracted concessional financial assets	178,601	178,198
Derivative assets (Note 9)	1,236	460
Other receivable accounts at amortized cost	16,916	21,426
Total current financial investments	196,753	200,084

Investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the United States.

Investment in Rioglass corresponded to a 15.12% equity interest in Rioglass as of December 31, 2020. The Company gained control over Rioglass on January 8, 2021, and the business is classified as discontinued operations held for sale in these consolidated condensed interim financial statements as of March 31, 2021 (Note 5).

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of March 31, 2021 and December 31, 2020 are as follows:

	Balance as of March 31, 2021		Balance as of December 31, 2020
	($ in thousands)
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	1,795	263,271	898	302,302
Foreign exchange derivatives instruments	1,533	-	661	-
Notes conversion option (Note 14)	-	24,590	-	25,882
Total	3,328	287,861	1,559	328,184

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $14.0 million for the three-month period ended March 31, 2021 (loss of $14.5 million for the three-month period ended March 31, 2020).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of March 2021 and December 31, 2020 amount to a profit of $126.1 million and $96.6 million, respectively.

Additionally, the Company owns the following derivatives instruments:

-
currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the Company hedges 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Hedge accounting is not applied to these options

-
the conversion option of notes issued in July 2020 (Note 14), with a negative fair value of $25 million as of March 31, 2021 recorded as a derivative liability (derivative liability of $26 million as of December 31, 2020).

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are classified based on the nature of the inputs used for the calculation of fair value:

•          Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•          Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•          Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of March 31, 2021, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link, which has been classified as Level 3. As of December 31, 2020, these consolidated condensed interim financial investments also included the investment in Rioglass (Note 8), which was classified as level 3.

Note 11. - Related parties

The related parties of the Company are primarily Algonquin and its subsidiaries, non-controlling interests (Note 13), entities accounted for under the equity method (Note 7) as well as the Directors and the Senior Management of the Company.

Details of balances with related parties as of March 31, 2021 and December 31, 2020 are as follows:

	Balance as of March 31,	Balance as of December 31,
	($ in thousands)
	2021	2020

Credit receivables (current)	19,073	23,067
Credit receivables (non-current)	11,582	10,082
Total receivables from related parties	30,655	33,149

Credit payables (current)	18,294	18,477
Credit payables (non-current)	6,594	6,810
Total payables to related parties	24,888	25,287

Current credit receivables as of March 31, 2021 mainly correspond to the short-term portion of the loan to Arroyo Netherland II B.V., the holding company of Pemcorp SAPI de CV., Monterrey´s project entity (Note 7) for $15.9 million ($15.5 million as of December 31, 2020).

Non-current credit receivables as of March 31, 2021 and December 31, 2020 correspond to the long-term portion of the loan to Arroyo Netherland II B.V.

Credit payables relate to debts with non-controlling partners in Kaxu, Solaben 2 & 3 and Solacor 1 & 2 for an amount of $20.9 million as of March 31, 2021 ($21.1 million as of December 31, 2020). Current credit payables also include the dividend to be paid by AYES Canada to Algonquin for $4.3 million as of March 31, 2021 ($4.2 million as of December 31, 2020).

The transactions carried out by entities included in these consolidated condensed interim financial statements with related parties, for the three-month periods ended March 31, 2021 and 2020 have been as follows:

	For the three-month period ended March 31,
	2021	2020
	($ in thousands)
Financial income	510	584
Financial expenses	(31)	(42)

Note 12. - Trade and other receivables

Trade and other receivables as of March 31, 2021 and December 31, 2020, consist of the following:

	Balance as of March 31,	Balance as of December 31,
	2021	2020
	($ in thousands)
Trade receivables	196,888	258,088
Tax receivables	44,450	50,663
Prepayments	27,115	12,074
Other accounts receivable	7,222	10,910
Total	275,675	331,735

The decrease in trade receivables is primarily due to payments received from Pemex in ACT.

The increase in prepayments is primarily due to the timing of payment of insurance.

As of March 31, 2021, and December 31, 2020, the fair value of trade and other receivables accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of March 31, 2021, the share capital of the Company amounts to $11,079,774 represented by 110,797,738 ordinary shares fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 44.2% of the shares of the Company and is its largest shareholder as of March 31,2021.

On December 11, 2020 the Company closed an underwritten public offering of 5,069,200 ordinary shares, including 661,200 ordinary shares sold pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $33 per new share. Gross proceeds were approximately $167 million. Given that the offering was issued through a subsidiary in Jersey, which became wholly owned by the Company at closing, and subsequently liquidated, the premium on issuance was credited to a merger reserve account (Capital reserves), net of issuance costs, for $161 million. Additionally, Algonquin committed to purchase 4,020,860 ordinary shares in a private placement in order to maintain its previous equity ownership of 44.2% in the Company. The private placement closed on January 7, 2021. Gross proceeds were approximately $133 million.

During the first quarter of 2021, the Company changed the accounting scheme applied to its existing long-term incentive plans granted to employees from cash-settled to equity-settled in accordance with IFRS 2, Share-based Payment. The liability recognized for the rights vested by the employees under such plans at the date of this change, was reclassified to equity within the line “Accumulated deficit” for approximately $9 million. The settlement in shares was approved by the Board of Directors held on February 26, 2021, and the Company issued 106,016 new shares to its employees during the month of March 2021 to settle a portion of these plans.

Atlantica´s reserves as of March 31, 2021 are made up of the share premium account and capital reserves.

Other reserves primarily include the change in fair value of cash flow hedges and its tax effect.

Accumulated currency translation differences primarily include the result of translating the financial statements of subsidiaries prepared in a foreign currency into the presentation currency of the Company, the U.S. dollar.

Accumulated deficit primarily includes results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda , by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, by Algerian Energy Company, SPA in Tenes and by partners of the Company in the Chilean renewable energy platform in Chile PV 1 and Chile PV 2.

On February 26, 2021, the Board of Directors declared a dividend of $0.42 per share corresponding to the fourth quarter of 2020. The dividend was paid on March 22, 2021 for a total amount of $46.5 million.

In addition, the Company declared dividends to non-controlling interests, primarily to Algonquin for $4.3 million in the three-month period ended March 31, 2021 ($4.1 million in the three-month period ended March 31, 2020).

As of March 31, 2021, there was no treasury stock and there have been no transactions with treasury stock during the three-month period then ended.

Note 14. - Corporate debt

The breakdown of corporate debt as of March 31, 2021 and December 31, 2020 is as follows:

	Balance as of March 31,	Balance as of December 31,
	2021	2020
	($ in thousands)
Non-current	939,694	970,077
Current	25,626	23,648
Total Corporate Debt	965,320	993,725

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.8 million, which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency. As of March 31, 2021, and December 31, 2020, the 2017 Credit Facility was fully available. The credit facility maturity is December 13, 2021.

On May 10, 2018, the Company entered into a $215 million revolving credit facility (the “Revolving Credit Facility”) with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. During 2019, the amount of the Revolving Credit Facility increased from $215 million to $425 million and the maturity was extended to December 31, 2022. In the first quarter of 2021, the Company increased the amount of the Revolving Credit Facility from $425 million to $450 million and the maturity has been extended to December 31, 2023. On March 31, 2021, the Company had issued letters of credit for $10 million and, therefore, $440 million of the Revolving Credit Facility are available ($415 million as of December 31, 2020).

On April 30, 2019, the Company entered into a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million (the “Note Issuance Facility 2019”), approximately $316 million, with maturity date on April 30, 2025. Interest accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the Note Issuance Facility 2019 is fully hedged by an interest rate swap resulting in the Company paying a net fixed interest rate of 4.24%. The Note Issuance Facility 2019 provided that the Company may capitalize interest on the notes issued thereunder for a period of up to two years from closing at the Company´s discretion, subject to certain conditions, and the Company elected to capitalize such interest until the end of 2020.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for another twelve-month period on October 8, 2020. The program allows Atlantica to issue short term notes over the next twelve months for up to €50 million (approximately $59 million), with such notes having a tenor of up to two years. As of March 31, 2021, the Company had €20.7 million (approximately $24.4 million) issued and outstanding under the program at an average cost of 0.42% (€17.4 million, approximately $20.5 million, as of December 31, 2020).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million (approximately $341 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into a senior unsecured financing (the “Note Issuance Facility 2020”) with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $165 million, which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, accrues annual interest of 5.25%, payable quarterly and has a maturity of seven years from the closing date.

On July 17, 2020, the Company issued $100 million aggregate principal amount of 4.00% convertible bonds (the “Green Exchangeable Notes”) due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount in the Green Exchangeable Notes. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option, at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these consolidated condensed interim financial statements (Note 9). It was initially valued at transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these consolidated condensed interim financial statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, “Financial Instruments”.

On December 4, 2020, the Company entered into a credit facility (the “2020 Credit Facility”) for up to €5 million, approximately $5.9 million. Amounts drawn down accrue interest at a rate per year equal to 2.50%. As of March 31, 2021, and as of December 31, 2020, the total amount of the credit was drawn down. The maturity date is December 4, 2025.

The repayment schedule for the corporate debt as of March 31, 2021 is as follows:

	Remainder of 2021	Between January and March 2022	Between April and December 2022	2023	2024	2025	Subsequent years	Total
			($ in thousands)
2017 Credit Facility	20	-	-	-	-	-	-	20
Note Issuance Facility 2019	-	-	-	-	-	331,885	-	331,885
Commercial Paper	24,358	-	-	-	-	-		24,358
2020 Green Private Placement	279	-	-	-	-	-	338,356	338,635
Note Issuance Facility 2020	-	-	-	-	-	-	160,938	160,938
Green Exchangeable Notes	959	-	-	-	-	102,671	-	103,630
2020 Credit Facility	10	-	-	1,962	1,962	1,920	-	5,854
Total	25,626	-	-	1,962	1,962	436,476	499,294	965,320

The repayment schedule for the corporate debt as of December 31, 2020 was as follows:

	2021	2022	2023	2024	2025	Subsequent years	Total
			($ in thousands)
2017 Credit Facility	41	-	-	-	-	-	41
Notes Issuance Facility 2019	-	-	-	-	343,999	-	343,999
Commercial Paper	21,224	-	-	-	-	-	21,224
2020 Green Private Placement	289	-	-	-	-	351,026	351,315
Note Issuance Facility 2020	-	-	-	-	-	166,846	166,846
Green Exchangeable Notes	2,083	-	-	-	102,144	-	104,227
2020 Credit Facility	11	-	2,036	2,036	1,990	-	6,073
Total	23,648	-	2,036	2,036	448,133	517,872	993,725

Note 15. - Project debt

This note shows the project debt linked to the contracted concessional assets included in Note 6 of these consolidated condensed interim financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $311 million as of March 31, 2021 ($280 million as of December 31, 2020).

The breakdown of project debt for both non-current and current liabilities as of March 31, 2021 and December 31, 2020 is as follows:
	Balance as of March 31,	Balance as of December 31,
	2021	2020
	($ in thousands)
Non-current	4,519,942	4,925,268
Current	680,275	312,346
Total Project debt	5,200,217	5,237,614

The decrease in total project debt as of March 31, 2021 is primarily due to the lower value of debt denominated in Euro given the depreciation of the Euro against the U.S. dollar since December 31, 2020.

The Kaxu project financing arrangement contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. The insolvency filing by the individual company Abengoa S.A. on February 22, 2021 represents a theoretical event of default under the Kaxu project finance agreement. Although the Company does not expect the acceleration of debt to be declared by the credit entities, Kaxu does not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the cross-default provisions make that right conditional. Therefore, Kaxu total debt has been presented as current in the consolidated condensed interim financial statements of the Company as of March 31, 2021 for an amount of $355 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. The Company is currently negotiating a waiver from the creditors and/or contractual modifications to permanently remove the cross-default provision.

The repayment schedule for project debt in accordance with the financing arrangements and assuming there will be no acceleration of the Kaxu debt, as of March 31, 2021, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2021
Interest repayment	Nominal repayment	Between January and March 2022	Between April and December 2022	2023	2024	2025	Subsequent years	Total
($ in thousands)
59,661	265,551	23,216	297,361	348,614	363,872	497,298	3,344,644		5,200,217

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2020, was as follows and was consistent with the projected cash flows of the related projects:

2021		2022	2023	2024	2025	Subsequent years	Total
	($ in thousands)
Interest repayment	Nominal repayment
19,287	293,059	328,364	355,806	371,548	508,843	3,360,707	5,237,614

Note 16. - Grants and other liabilities

	Balance as of March 31,	Balance as of December 31,
	2021	2020
	($ in thousands)
Grants	1,013,954	1,028,765
Other Liabilities	185,731	201,002
Grants and other non-current liabilities	1,199,685	1,229,767

As of March 31, 2021, the amount recorded in Grants primarily corresponds to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $666 million ($674 million as of December 31, 2020). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $346 million ($352 million as of December 31, 2020). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded progressively in “Other operating income”.

Total amount of income for these two types of grants for Solana and Mojave is $14.7 million and $14.8 million for the three-month periods ended March 31, 2021 and 2020, respectively (Note 20).

Other liabilities primarily include $49 million of non-current finance lease liabilities and $88 million of dismantling provision as of March 31, 2021 ($52 million and $88 million as of December 2020, respectively).

Note 17. - Trade payables and other current liabilities

Trade payables and other current liabilities as of March 31, 2021 and December 31, 2020 are as follows:

	Balance as of Mach 31,	Balance as of December 31,
	2021	2020
	($ in thousands)
Trade accounts payable	53,590	54,219
Down payments from clients	670	416
Other accounts payable	36,887	37,922
Total	91,147	92,557

Trade accounts payables mainly relate to the operation and maintenance of the plants.

Nominal values of trade payables and other current liabilities are considered to be approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the three-month period ended March 31, 2021, income tax amounted to a $14,487 thousand expense with respect to a profit before income tax of $2,943 thousand. In the three-month period ended March 31, 2020, income tax amounted to a $10,147 thousand income with respect to a loss before income tax of $48,412 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19. - Financial expense, net

Financial income and expenses

The following table sets forth financial income and expenses for the three-month periods ended March 31, 2021 and 2020:

	For the three-month period ended March 31,
Financial income	2021	2020
	($ in thousands)
Interest income from loans and credits	511	1,117
Interest rates gains on derivatives: cash flow hedges	601	90
Total	1,112	1,207

	For the three-month period ended March 31,
Financial expenses	2021	2020
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(56,227)	(61,388)
- Other debts	(14,776)	(19,136)
Interest rates losses on derivatives: cash flow hedges	(14,143)	(15,484)
Total	(85,146)	(96,008)

Interest from other debts is primarily interest on the notes issued by ATS, ATN, Solaben Luxembourg, Hypesol Solar Inversiones (the holding company of Helios projects) and Atlantica Sustainable Infrastructure Jersey. The decrease in the three-month period ended March 2021 is primarily due to the acquisition of Liberty’s equity interest in Solana in August 2020, which was accounted for as a liability in these consolidated condensed interim financial statements, in accordance with IAS 32.

Losses from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial expense when the hedged item impacts the consolidated income statement.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of business of the Company.

Other financial income and expenses

The following table sets out Other financial income and expenses for the three-month periods ended March 31, 2021, and 2020:

	For the three-month period ended March 31,
Other financial income / (expenses)	2021	2020
	($ in thousands)
Other financial income	6,662	2,202
Other financial losses	(3,687)	(6,315)
Total	2,975	(4,112)

Other financial income in the three-month period ended March 31, 2021, includes a $3.8 million income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied. Residual items are primarily interests on deposits and loans, including non-monetary changes to the amortized cost of such loans.

Other financial losses include guarantees and letters of credit, other bank fees, non-monetary changes to the fair value of derivatives for which hedge accounting is not applied and of financial instruments recorded at fair value through profit and loss, and other minor financial expenses.

Note 20.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the three-month periods ended March 31, 2021, and 2020:

Other Operating income	For the three-month period ended March 31,
	2021	2020
	($ in thousands)
Grants (Note 16)	14,715	14,751
Insurance proceeds and other	6,518	14,787
Total	21,233	29,538

Other Operating expenses	For the three-month period ended March 31,
	2021	2020
	($ in thousands)
Raw materials and consumables used	(1,932)	(2,208)
Leases and fees	(654)	(660)
Operation and maintenance	(37,117)	(26,791)
Independent professional services	(7,634)	(10,444)
Supplies	(6,005)	(5,587)
Insurance	(10,515)	(9,204)
Levies and duties	(9,666)	(8,904)
Other expenses	(1,747)	(2,017)
Total	(75,270)	(65,815)

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the profit attributable to equity holders by the average number of outstanding shares.

Diluted earnings per share for the three-month period ended March 31, 2021 have been calculated considering the potential issuance of 3,347,305 shares on the settlement of the Green Exchangeable Notes (Note 14). Diluted earnings per share equal basic earnings per share for the three-month period ended March 31, 2020.

Item	For the three-month period ended March 31,
	2021	2020
	($ in thousands)
Loss attributable to Atlantica	(19,172)	(40,511)
Loss from continuing operations attributable to Atlantica	(19,652)	(40,511)
Average number of ordinary shares outstanding (thousands) - basic	110,386	101,602
Average number of ordinary shares outstanding (thousands) - diluted	113,733	101,602
Earnings per share for the period (U.S. dollar per share) - basic	(0.17)	(0.40)
Earnings per share for the period (U.S. dollar per share) - diluted	(0.17)	(0.40)
Earnings per share for the period from continuing operations (U.S. dollar per share) - basic	(0.18)	(0.40)
Earnings per share for the period from continuing operations (U.S. dollar per share) - diluted	(0.17)	(0.40)

Note 22. - Subsequent events

On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to the California ISO. It has PPAs signed with three investment grade off-takers, with a 19-year average contract life. The total equity investment was approximately $130 million, and the Company expects to make an additional investment of approximately $40 million to reduce project debt.

In April 2021 the Company reached an agreement with Omers to acquire a 49% interest in a 596 MW portfolio of wind assets in the United States. EDP Renewables owns the remaining 51%. The assets have PPAs with investment grade off-takers with five year average remaining contract life. The total equity investment is expected to be approximately $196.5 million. Closing is expected to occur in the third quarter of 2021 subject to customary conditions precedent and regulatory approvals.

On May 4, 2021, the Board of Directors of the Company approved a dividend of $0.43 per share, which is expected to be paid on June 15, 2021.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II. Item 1A. Risk Factors” and “Item 3.D – Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. In 2020, our renewable sector represented approximately 74% of our revenue, with solar energy representing approximately 70%. We complement our renewable assets portfolio with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We are also present in water infrastructure assets, a sector at the core of sustainable development. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure, while creating long-term value for our investors and the rest of our stakeholders.

As of the date of this quarterly report, we own or have an interest in a portfolio of diversified assets, both in terms of business sector and geographic footprint. Our portfolio consists of 29 assets with 1,726 MW of aggregate renewable energy installed generation capacity (of which approximately 83% is solar), 343 MW of efficient natural gas-fired power generation capacity, 1,166 miles of electric transmission lines and 17.5 M ft3 per day of water desalination.

We currently own and manage operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile, and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, while maintaining North America, South America and Europe as our core geographies.

Our assets generally have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile). We focus on long-life facilities, as well as long-term agreements that we expect to produce stable, long-term cash flows. As of March 31, 2021, our assets had a weighted average remaining contract life of approximately 16 years. Most of the assets we own, or which we hold an interest in have project-finance agreements in place. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by investing in new assets and/or businesses where revenue may not be fully contracted.

We believe we can achieve organic growth through the optimization of the existing portfolio, escalation factors at many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. We currently own three transmission lines in Peru and four in Chile. We believe that current regulations in Peru and Chile should provide an opportunity for growth via the expansion of transmission lines to connect new clients. Additionally, we should have repowering opportunities in certain existing renewable energy assets.

Additionally, we expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers and asset owners to acquire assets. We also invest directly and through investment vehicles with partners in assets under development or construction.

We have signed a ROFO agreement with AAGES, a joint venture designed to invest in the development and construction of contracted clean energy and water infrastructure contracted assets, created by Algonquin, a North American diversified generation, transmission and distribution utility company that owns a 44.2% stake in our capital stock.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and through the acquisition of assets. Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our shares.

Recent Acquisitions

In January 2019, we entered into an agreement for the acquisition of Tenes, a water desalination plant. Closing of the acquisition was subject to certain conditions precedent, which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment made for the acquisition was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. On May 31, 2020, we entered into a new agreement, which provides us with certain additional decision rights and a majority at the Board of Directors of Befesa Agua Tenes. Therefore, we concluded that we have had control over Tenes since May 31, 2020 and as a result we have fully consolidated the asset from that date.

On April 3, 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, in which we now own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in April 2020 (Chile PV 1). Our initial contribution was approximately $4 million. On January 6, 2021 we closed our second investment through the platform with the acquisition of Chile PV 2, a 40 MW PV plant. This asset started commercial operation in 2017 and its revenue is partially contracted. The total equity investment in this new asset was approximately $5.0 million. We have concluded that we have control over these assets, and we have been fully consolidating them since their respective acquisition dates. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with creditworthy off-takers.

On August 17, 2020 we closed the acquisition of the Liberty Ownership Interest in Solana. Liberty was the tax equity investor in Solana. The total equity investment is expected to amount to up to $290 million of which $272 million has already been paid. The total price includes a deferred payment and a performance earn-out based on the average annual net production of the asset in the four calendar years with the highest annual net production during the five calendar years of 2020 to 2024.

In October 2020 we reached an agreement to acquire Calgary District Heating, a district heating asset in Canada, for a total equity investment of approximately $20 million. The asset has availability-based revenue with inflation indexation and 20 years of weighted average contract life. Contracted capacity and volume payments represent approximately 80% of the total revenue. Closing is expected in the second quarter of 2021 subject to conditions precedent and regulatory approvals.

In December 2020 we reached an agreement with Algonquin to acquire La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $20 million. Closing is expected to occur after the asset reaches commercial operation, currently expected to occur by mid-2021. Closing is subject to conditions precedent and regulatory approvals. Additionally, we agreed to potentially co-invest with Algonquin in additional solar plants in Colombia with a combined capacity of approximately 30 MW to be developed and built by AAGES.

In January 2021 we closed the acquisition of a 42.5% equity interest in Rioglass increasing our equity interest to 57.5%, for which we paid $8.4 million. In addition, we have an option to acquire the remaining 42.5% under the same conditions until September 2021, and after that date the seller also has an option to sell the 42.5% under the same conditions. We intend to sell a significant portion of our shares in Rioglass to partners, retaining a minority stake, we have therefore classified the investment as held for sale in our Consolidated Condensed Interim Financial Statements, with its results classified under a single line in “Profit for the Period from Discontinued Operations”.

On April 7, 2021, we closed the acquisition of Coso, a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to the California Independent System Operator (California ISO). It has PPAs signed with three investment grade off-takers, with a 19-year average contract life. The total equity investment was approximately $130 million, and we expect to make an additional investment of approximately $40 million to reduce project debt.

In April 2021 we reached an agreement with Omers to acquire a 49% interest in a 596 MW portfolio of wind assets in the U.S. EDP Renewables owns the remaining 51%. The total equity investment is expected to be approximately $196.5 million. The assets have PPAs with investment grade off-takers with five year average remaining contract life. The portfolio has no debt as of today and we may raise some non-recourse project debt in the future. Closing is expected to occur in the third quarter of 2021 subject to customary conditions precedent and regulatory approvals.

In October 2018, we reached an agreement to acquire PTS, a natural gas transportation platform located in Mexico. We initially acquired a 5% ownership in the project and have an agreement to acquire an additional 65% stake subject to the asset entering into commercial operation, non-recourse project financing being closed and final approvals and other conditions, including the absence of material adverse effects. Our partner in this asset is also negotiating to sell part of its business, which may include the company that provides operation and maintenance services to PTS. This sale may require change of control waivers and may make the closing of the acquisition more difficult. Additionally, our partner has proposed a number of modifications to the project and the financing agreements. We are currently monitoring the situation in order to decide if we will proceed or not with the investment. At this point, we believe that it is more likely than not that this acquisition will not be completed.

Recent Developments

On May 4, 2021, our board of directors approved a dividend of $0.43 per share. The dividend is expected to be paid on June 15, 2021, to shareholders of record as of May 31, 2021.

Potential implications of Abengoa developments

Abengoa, which is currently our largest supplier and used to be our largest shareholder, went through a restructuring process which started in November 2015 and ended in March 2017, and obtained approval for a second restructuring in July 2019. On August 18, 2020 Abengoa filed pre-insolvency proceedings in Spain for the individual company Abengoa, S.A. (the holding company). On February 22, 2021, Abengoa, S.A. filed for insolvency proceedings. Based on the public information filed in connection with these proceedings, such insolvency proceedings do not include other Abengoa companies, such as Abenewco1, S.A., the controlling company of the subsidiaries performing the operation and maintenance services for us.

The project financing arrangement for Kaxu contains cross-default provisions related to Abengoa. A debt default by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. In March 2017, Atlantica obtained a waiver with respect to its Kaxu project financing arrangement which waives any potential cross-defaults by Abengoa up to that date, but the waiver did not cover potential future cross-default events. The insolvency filing by the individual company Abengoa S.A. in February 2021 represents a theoretical event of default under the Kaxu project finance agreement for which we do not yet have a waiver. Although we do not expect the Kaxu project debt lenders to accelerate the debt or take any other action, a cross-default scenario, if not cured or waived, may entitle lenders to demand repayment, limit distributions from the asset or enforce on their security interests, which may have a material adverse effect on our business, financial condition, results of operations and cash flows. We are negotiating a waiver from the creditors and/or contractual modifications to permanently remove the cross-default provision.

In addition, the insolvency filing by the individual company Abengoa, S.A. on February 22, 2021 may cause an insolvency filing of Abenewco1, S.A., the controlling company of the subsidiaries performing the operation and maintenance services, or insolvency filings of subsidiaries of Abenewco1, S.A. A deterioration in the financial position of Abengoa and of certain of its subsidiaries may result in a material adverse effect on certain of our operation and maintenance agreements. Abengoa and its subsidiaries provide operation and maintenance services for some of our assets. We cannot guarantee that Abengoa and/or its subcontractors will be able to continue performing with the same level of service (or at all) and under the same terms and conditions, and at the same prices. Because we have long-term operation and maintenance agreements with Abengoa for many of our assets, if Abengoa cannot continue performing current services at the same prices, we may need to renegotiate contracts and pay higher prices or change the scope of the contracts. This could also cause us to change suppliers or to pay higher prices or change the level of services. This may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The insolvency filing by Abengoa S.A. in February 2021, the potential insolvency filing by Abenewco1, S.A. (or any of its subsidiaries), a deterioration in the financial situation of Abengoa or the implementation of a new viability plan may also result in a material adverse effect on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, and indemnities covering, for example, potential tax liabilities for assets acquired from Abengoa, or any other agreement. In addition, Abengoa has represented that we would not be a guarantor of any obligation of Abengoa with respect to third parties. Abengoa agreed to indemnify us for any penalty claimed by third parties resulting from any breach in Abengoa’s representations. Certain of these indemnities and obligations are no longer valid after the insolvency filing by Abengoa, S.A. in February 2021. A potential insolvency of Abenewco1, S.A. may also terminate the remaining obligations, indemnities and guarantees. In addition, in Mexico, there is a plant that shares certain infrastructure and has certain back-to-back obligations with ACT. A deterioration in Abengoa’s or this asset’s financial situation may also result in a material adverse effect on ACT and on our business, financial condition, results of operations and cash flows. We refer to “Risk Factors—Risks Related to Our Relationship with Algonquin and Abengoa” in our Annual Report for further discussion of potential implications of the Abengoa situation.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions

The results of operations of Tenes have been fully consolidated since May 2020, the results of operations of Chile PV 1 have been fully consolidated since April 2020 and the results of operations of Chile PV 2 have been fully consolidated since January 2021. The results of operations of Rioglass have not been fully consolidated since the asset has been classified as held for sale in our Consolidated Condensed Interim Financial Statements, with its results classified under a single line in “Profit for the Period from Discontinued Operations”. In addition, Tenes was recorded under the equity-method from January 2019 to May 2020, at which point we then gained control over the asset and started to fully consolidate it.

Impairment

IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses. For the first quarter of 2021 we recorded a reversal of the expected credit loss impairment provision at ACT for $17.4 million following an improvement of its client’s credit risk metrics in the line “Depreciation, amortization, and impairment charges”. We recorded an expected credit loss impairment provision for $30.4 million for the first quarter of 2020.

Change in the useful life of the solar plants in Spain

In September 2020, following a thorough analysis of recent developments in the Energy and Climate Policy Framework adopted by Spain in 2020, we decided to reduce the useful life of the solar plants in Spain from 35 years to 25 years after COD, effective from September 1, 2020. This change in the estimated useful life was accounted for as a change in accounting estimates in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, we recorded an approximately $17.1 million increase in “Depreciation and amortization and impairment charges” in the first quarter of 2021 compared with the same quarter of the previous year.

Significant Trends Affecting Our Results of Operations

Acquisitions

If the acquisitions recently announced close as expected following the fulfillment of conditions precedent and obtain all required regulatory approvals we expect these assets to impact our results of operations in 2021 and upcoming years, once we start consolidating Calgary District Heating and La Sierpe or recording the new portfolio of assets in the United States as investment under the equity method upon closing.

Solar, wind and geothermal resources

The availability of solar, wind and geothermal resources affects the financial performance of our renewable assets, which may impact our overall financial performance. Due to the variable nature of solar, wind and geothermal resources, we cannot predict future availabilities or potential variances from expected performance levels from quarter to quarter. Based on the extent to which the solar, wind and geothermal resources are not available at expected levels, this could have a negative impact on our results of operations.

Capital markets conditions

The capital markets in general are subject to volatility that is unrelated to the operating performance of companies. Our growth strategy depends on our ability to close acquisitions, which often requires access to debt and equity financing to complete these acquisitions. Fluctuations in capital markets may affect our ability to access this capital through debt or equity financings.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America and most of our companies in South America have their revenue and financing contracts signed in, or indexed totally or partially to, U.S. dollars. Our solar power plants in Spain have their revenue and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand. Project financing is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses streams in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollar at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk”. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of December 31, 2020, approximately 92% of our project debt and 100% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR or LIBOR.

Key Financial Measures

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA. Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with additional tools to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements.

Our revenue and Adjusted EBITDA by geography and business sector for the three-month period ended March 31, 2021 and 2020 are set forth in the following tables:

	Three-month period ended March 31,
Revenue by geography	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$60.6	25.8%	$59.3	28.2%
South America	38.3	16.3%	35.7	16.9%
EMEA	136.3	58.0%	115.4	54.9%
Total revenue	$235.2	100%	$210.4	100.0%

	Three-month period ended March 31,
Revenue by business sector	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$166.7	70.9%	$150.8	71.7%
Efficient natural gas power	28.4	12.1%	26.4	12.5%
Electric transmission lines	26.6	11.3%	26.6	12.7%
Water	13.5	5.7%	6.6	3.1%
Total revenue	$235.2	100%	$210.4	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by geography	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
North America	$39.3	64.8%	$51.2	86.3%
South America	29.9	78.2%	28.4	79.6%
EMEA	97.6	71.6%	82.8	71.8%
Total Adjusted EBITDA(1)	$166.8	70.9%	$162.4	77.2%

	Three-month period ended March 31,
Adjusted EBITDA by business sector	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
Renewable energy	$115.7	69.4%	$113.5	75.3%
Efficient natural gas power	22.3	78.6%	23.5	89.0%
Electric transmission lines	21.2	79.7%	21.5	80.8%
Water	7.6	56.3%	3.9	59.1%
Total Adjusted EBITDA(1)	$166.8	70.9%	$162.4	77.2%

Note:—
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continuing operations, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each geography and business sector divided by revenue for each geography and business sector.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA
	For the three-month period ended March 31,
	2021	2020
	($ in millions)
(Loss)/Profit for the year attributable to the parent company	$(19.2)	$(40.5)
Profit/(loss) attributable to non-controlling interests from continuing operations	8.1	2.2
Profit/(loss) from discontinued operations	(0.5)	-
Income tax expense	14.5	(10.1)
Share of (profit)/loss of associates carried under the equity method	(1.0)	0.7
Financial expense, net	81.3	100.5
Operating profit /(loss)	$83.2	$52.8
Depreciation, amortization and impairment charges	83.5	109.6
Adjusted EBITDA	$166.8	$162.4

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash provided by or used in operating activities:

Reconciliation of net cash provided by operating activities to Adjusted EBITDA

	For the three-month period ended March 31,
	2021	2020
	($ in millions)
Net cash flow provided by operating activities	$146.7	$85.7
Net interest /taxes paid	30.7	11.4
Changes in working capital	(17.0)	59.3
Other non-cash adjustments and other	6.4	6.0
Adjusted EBITDA	$166.8	$162.4

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

•
MW in operation in the case of Renewable Energy and Efficient Natural Gas assets, miles in operation in the case of Electric Transmission and Mft3 in operation in the case of Water assets, are the indicators which provide information about the installed capacity or size of our portfolio of assets.

•	Production measured in GWh in our Renewable Energy and Efficient Natural Gas assets provides information about the performance of these assets.

•
Availability in the case of our Efficient Natural Gas assets, Electric Transmission and Water assets also provides information on the performance of the assets. In these business segments revenues are based on availability, which is the time during which the asset was available to our client totally or partially divided by contracted availability or budgeted availability, as applicable.

	Volume sold and availability levels Three-month period ended March 31,
Key performance indicator	2021	2020
Renewable energy
MW in operation(1)	1,591	1,496
GWh produced(2)	606	526
Efficient natural gas power
MW in operation(3)	343	343
GWh produced(4)	542	644
Availability (%)	98.3%	102.4%
Electric transmission lines
Miles in operation	1,166	1,166
Availability (%)	100.0%	99.9%
Water
Mft[3] in operation(1)	17.5	10.5
Availability (%)	97.5%	101.8%

Note:
(1)	Represents total installed capacity in assets owned or consolidated for the three-month period ended March 31, 2021 and 2020, regardless of our percentage of ownership in each of the assets.
(2)	Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43MW corresponding to our 30% share of Monterrey.
(4)	GWh produced includes 30% of the production from Monterrey.

Production in the renewable business sector increased by 15.2% in the three-month period ended March 31, 2021, compared to the same quarter of the previous year. The increase was mainly driven by the contribution from the recently acquired solar assets Chile PV 1 and Chile PV 2 and higher production at Kaxu, due to the unscheduled outage that affected part of the first quarter of 2020, which was largely covered by insurance. Production also increased in Spain mainly due to better solar radiation. This increase in production was offset by a decrease of 2% in North America mainly due to scheduled major maintenance works at one of the Mojave turbines in the first quarter of 2021. Production also decreased in our wind assets due to lower wind resource.

At ACT, our efficient natural gas power asset, availability and production levels during the three-month period ended March 31, 2021 were lower than in the same period of the previous year, due to scheduled maintenance stops, which did not affect revenue.

In Water, the decrease in availability was largely due to the installation of some new safety-related equipment at Tenes. Our transmission lines, where revenue is also based on availability, continue to achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the three-month periods ended March 31, 2021 and 2020.

	Three -month period ended March 31,
	2021	2020	% Changes
	($ in millions)
Revenue	$235.2	$210.4	11.8%
Other operating income	21.2	29.5	(28.1)%
Employee benefit expenses	(14.4)	(11.7)	23.1%
Depreciation, amortization, and impairment charges	(83.5)	(109.6)	(23.8)%
Other operating expenses	(75.3)	(65.8)	14.4%
Operating profit	$83.2	$52.8	57.6%

Financial income	1.1	1.2	(8.3)%
Financial expense	(85.2)	(96.0)	(11.3)%
Net exchange differences	(0.2)	(1.6)	(87.5)%
Other financial income/(expense), net	3.0	(4.1)	173.2%
Financial expense, net	$(81.3)	$(100.5)	(19.1)%

Share of profit/(loss) of associates carried under the equity method	1.0	(0.7)	(242.8)%
Profit before income tax	$2.9	$(48.4)	106.0%

Income tax	(14.5)	10.1	(243.6)%
Loss for the period (Continuing Operations)	$(11.6)	$(38.3)	69.7%
Profit for the period (Discontinued Operations)	0.5	-
Loss for the period	(11.1)	(38.3)	(71.0)%
Profit attributable to non-controlling interests	(8.1)	(2.2)	268.2%
Loss for the period attributable to the parent company	$(19.2)	$(40.5)	(52.6)%
Weighted average number of ordinary shares outstanding (thousands) - basic	110.4	101.6
Weighted average number of ordinary shares outstanding (thousands) - diluted	113.7	101.6
Basic earnings per share attributable to the parent company (U.S. dollar per share)	(0.17)	(0.40)
Diluted earnings per share attributable to the parent company (U.S. dollar per share)	(0.17)	(0.40)
Basic earnings per share from continuing operations (U.S. dollar per share)	(0.18)	(0.40)
Diluted earnings per share from continuing operations (U.S. dollar per share)	(0.17)	(0.40)
Dividend paid per share(1)	0.42	0.41

Note:
(1)
On February 26, 2021, our board of directors approved a dividend of $0.42 per share corresponding to the fourth quarter of 2020, which was paid on March 22, 2021. On February 26, 2020, our board of directors approved a dividend of $0.41 per share, corresponding to the fourth quarter of 2019, which was paid on March 23, 2020.

Comparison of the Three-Month Periods Ended March 31, 2021 and 2020.

The significant variances or variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue increased by 11.8% to $235.2 million for the three-month period ended March 31, 2021, compared to $210.4 million for the three-month period ended March 31, 2020. On a constant currency basis, revenue for the first quarter of 2021 was $226.2 million, representing a 7.5% increase compared to the first quarter of 2020. The increase in revenue was primarily due to the contribution of Chile PV1 and Chile PV2, the solar assets recently acquired through our Chilean renewable energy platform and Tenes, the water desalination plant that we started to fully consolidate in the second quarter of 2020. Revenue was also higher at Kaxu, where an unscheduled outage affected production in part of the first quarter of 2020. Damage and business interruption were covered by our insurance, however insurance proceeds were recorded in “Other operating income”. In addition, revenue increased at ACT mainly due to higher revenue in the portion of the tariff related to operation and maintenance services, driven by higher operation and maintenance costs for the three-month period ended March 31, 2021 compared to the same period of the previous year. At ACT, operation and maintenance costs are higher in the quarters preceding any major maintenance, the next of which is scheduled for the end of 2021. Additionally, revenue increased in our solar assets in Spain mainly due to higher solar resource in the first quarter of 2021 compared to the same period of the previous year. These effects were partially offset by a decrease in revenue from our wind assets, largely caused by lower wind resource. Revenue also decreased slightly at our solar assets in North America mainly due to scheduled major maintenance works at one of the Mojave turbines.

Other operating income

The following table sets forth our other operating income for the three-month period ended March 31, 2021 and 2020:

	Three-month period ended March 31,
Other operating income	2021	2020
	($ in millions)
Grants	$14.7	$14.7
Insurance proceeds and other	6.5	14.8
Total	$21.2	$29.5

In the first quarter of 2020 we recorded a $6 million income corresponding to the compensation received from our insurance company in Kaxu and $4 million in insurance income received in Solana. In the first quarter of 2021, Insurance proceeds and other corresponded mainly to $4.8 million in profit resulting from the purchase of a long-term operation and maintenance account payable at a discounted price, compared to a $2.5 million in profit in the first quarter of 2020.

“Grants” represent the financial support provided by the U.S. government to Solana and Mojave and consist of ITC Cash Grant and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable in the three-month period ended March 2021 compared to the same period in the previous year.

Employee benefit expenses

Employee benefit expenses increased to $14.4 million for the three-month period ended March 31, 2021, compared to $11.7 million for the three-month period ended March 31, 2020. The increase was mainly due to a decrease in the long-term incentive plan provision in the first quarter of 2020, caused by a decrease in the share price caused by high volatility in the capital markets following the outbreak of the COVID-19 pandemic in March 2020.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges decreased by 23.8% to $83.5 million for the first quarter of 2021, compared to $109.6 million for the first quarter of 2020.

The decrease was mainly due to a reversal of the expected credit loss impairment provision at ACT. IFRS 9 requires impairment provisions to be based on the expected credit loss of the financial assets in addition to actual credit losses. ACT recorded a reversal of the expected credit loss impairment provision of $17.4 million for the three-month period ended March 31, 2021, while in the three-month period ended March 31, 2020 there was an increase of $26.2 million in the expected credit loss impairment provision. This effect was partially offset by an increase of depreciation and amortization at our solar assets in Spain. In September 2020 we reduced the useful life of our Spanish solar assets from 35 to 25 years after COD, which increased our depreciation and amortization charges for the three-month period ended March 31, 2021 by approximately $17.2 million compared to the same period in the previous year.

Other operating expenses

The following table sets forth our other operating expenses for the three-month period ended March 31, 2021 and 2020:

	Three-month period ended March 31,
Other operating expenses	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$0.7	0.2%	$0.7	0.3%
Operation and maintenance	37.1	15.8%	26.8	12.7%
Independent professional services	7.6	3.2%	10.4	4.9%
Supplies	6.0	2.6%	5.6	2.7%
Insurance	10.5	4.5%	9.2	4.4%
Levies and duties	9.7	4.1%	8.9	4.2%
Other expenses	1.7	0.7%	2.0	1.0%
Raw materials	1.9	0.8%	2.2	1.0%
Total	$75.2	32.0%	$65.8	31.3%

Other operating expenses increased by 14.3% to $75.2 million for the three-month period ended March 31, 2021, compared to $65.8 million for the three-month period ended March 31, 2020, mainly due to higher operation and maintenance costs at our solar assets in North America primarily because of the major maintenance works carried out in the first quarter of 2021 at one of the Mojave turbines and to some equipment replacement. Operation and maintenance costs also increased at ACT because costs are higher at this asset in the quarters prior to the major overhaul, which is scheduled to be performed at the end of 2021. Other operating expenses also increased due to the contribution of the recently consolidated assets: Tenes, Chile PV1 and Chile PV2.

Operating profit

As a result of the above factors, operating profit for the three-month period ended March 31, 2021 increased by 57.6% to $83.2 million, compared to $52.8 million for the three-month period ended March 31, 2020.

Financial income and financial expense

	Three-month period ended March 31,
Financial income and financial expense	2021	2020
	$ in millions
Financial income	1.1	1.2
Financial expense	(85.2)	(96.0)
Net exchange differences	(0.2)	(1.6)
Other financial income/(expense), net	3.0	(4.1)
Financial expense, net	(81.3)	(100.5)

Financial income

Financial income remained stable amounting to $1.1 million for the first quarter of 2021 compared to $1.2 million for the same period of the previous year.

Financial expense

The following table sets forth our financial expense for the three-month period ended March 31, 2021 and 2020:

	Three-month period ended March 31,
Financial expense	2021	2020
	($ in millions)
Interest expense:
—Loans from credit entities	$(56.2)	$(61.4)
—Other debts	(14.8)	(19.1)
Interest rates losses derivatives: cash flow hedges	(14.2)	(15.5)
Total	$(85.2)	$(96.0)

Financial expense decreased by 11.3% to $85.2 million for the three-month period ended March 31, 2021 compared to $96.0 million for the three-month period ended March 31, 2020.

Interest on “Loans from credit entities” decreased mainly due to a decrease in interest in loans indexed to LIBOR and JIBAR, since the expected reference rates were lower in the three-month period ended March 31, 2021 compared to the same period from the previous year. The decrease was also due to the refinancing of Helios 1&2 in 2020, since interest accrued for these assets is now classified in “Other debts”.

Interest on “Other debts” corresponds mainly to interest expense on the notes issued by ATS, ATN, Solaben Luxembourg, Helios, interest on the Green Exchangeable Notes and interest related to Liberty’s tax equity investment in Solana until August 2020. The decrease was mainly caused by the acquisition of Liberty’s equity interest in Solana in August 2020. From an accounting perspective, Liberty’s equity investment in Solana was recorded as a liability with interest accruing in Interest on other debt.

Interest rate losses on derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item impacts profit and loss. Losses increased for swaps hedging loans indexed to LIBOR and JIBAR, as a result of lower expected reference rates, however this was offset by lower losses from the Helios swap, which was canceled after the Helios project debt was refinanced in 2020 with a new fixed rate financing.

Other financial income/(expense), net

	Three-month period ended March 31,
Other financial income /(expense), net	2021	2020
	($ in millions)
Other financial income	$6.7	$2.2
Other financial expense	(3.7)	(6.3)
Total	$3.0	$(4.1)

Other financial income/(expense), net increased to financial income of $3.0 million for the three-month period ended March 31, 2021, compared to a net financial expense of $4.1 million in the same period of the previous year. The increase in “Other financial income” was mainly due to an increase in the fair value of our interest rate swap at Kaxu, resulting from an increase in expected interest rates. Although the objective of this swap is to hedge a loan indexed to variable interest rate, from an accounting perspective the derivative does not qualify as a cash flow hedge and it is recorded at fair value with an impact on Other financial income/(expense). The decrease in “Other financial expense” was primarily due to an impairment recorded in the first quarter of 2020 in the fair value of our investment in Rioglass, which at the time was recorded as a “financial investment available for sale at fair value with changes in the income statement”. Other financial expense also includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit/(loss) of associates carried under the equity method

Share of profit of associates carried under the equity method increased to $1.0 million profit in the three-month period ended March 31, 2021 compared to $0.7 loss for three-month period ended March 31, 2020. The increase was primarily due to the decrease in the loss reported by Monterrey and the increase in the profit reported by Honaine.

Profit/(loss) before income tax

As a result of the factors mentioned above, we reported a profit before income tax of $2.9 million for the three-month period ended March 31, 2021, compared to a loss before income tax of $48.4 million for the three-month period ended March 31, 2020.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the three-month period ended March 31, 2021, income tax amounted to an expense of $14.5 million, with a profit before income tax of $2.9 million. For the three-month period ended March 31, 2020, income tax amounted to income of $10.1 million, with a loss before income tax of $48.4 million. The effective tax rate differs from the nominal tax rate mainly due to unrecognized tax losses carryforwards mainly in UK entities and permanent tax differences in some jurisdictions.

Profit for the period (Discontinued operations)

Profit for the period from discontinued operations corresponds to the results of operations of Rioglass. In January 2021 we closed the acquisition of a 42.5% equity interest in Rioglass increasing our equity interest to 57.5% and we have an option to acquire the remaining 42.5% under the same conditions until September 2021. After that date the seller also has an option to sell the 42.5% under the same conditions. We intend to sell a significant portion of our shares in Rioglass to partners, retaining a minority stake, therefore we have classified the investment as held for sale in our Consolidated Condensed Interim Financial Statements, with its results classified under a single line in “Profit for the Period from Discontinued Operations”.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was $8.1 million for the three-month period ended March 31, 2021 compared to a profit of $2.2 million for the three-month period ended March 31, 2020. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2/3, Solacor 1/ 2, Seville PV, Chile PV 1, Chile PV 2 and Tenes). The increase is due to higher profits at Kaxu and to the consolidation of Tenes since the second quarter of 2020.

Loss/(profit) attributable to the parent company

As a result of the factors mentioned above, loss attributable to the parent company amounted to $19.2 million for the three-month period ended March 31, 2021, compared to a loss of $40.5 million for the three-month period ended March 31, 2020.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. We have also identified four business sectors based on type of activity: Renewable energy, Efficient natural gas, Electric transmission and Water. We report our results in accordance with both criteria.

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the three-month period ended March 31, 2021 and 2020, by geographic region:

	Three-month period ended March 31,
Revenue by geography	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$60.6	25.8%	$59.3	28.2%
South America	38.3	16.3%	35.7	16.9%
EMEA	136.3	58.0%	115.4	54.9%
Total revenue	$235.2	100%	$210.4	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by geography	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
North America	$39.3	64.8%	$51.2	86.3%
South America	29.9	78.2%	28.4	79.6%
EMEA	97.6	71.6%	82.8	71.8%
Total Adjusted EBITDA(1)	$166.8	70.9%	$162.4	77.2%

Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continuing operations, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each geography and business sector divided by revenue for each geography and business sector.

	Volume produced/availability
	Three- Month period ended March 31,
Volume by geography	2021	2020

North America (GWh) (1)	760	867
North America availability	98.3%	102.4%
South America (GWh) (2)	171	121
South America availability	100.0%	99.9%
EMEA (GWh)	218	182
EMEA availability	97.5%	101.8%
Note:
(1)	GWh produced includes 30% of the production from Monterrey.
(2)	Includes curtailment in wind assets for which we receive compensation.

North America

Revenue increased by 2.2% to $60.6 million for the three-month period ended March 31, 2021, compared to $59.3 million for the three-month period ended March 31, 2020. The increase was mainly due to an increase in revenue in our Efficient Natural Gas segment. Revenue at ACT increased due to higher revenue in the portion of the tariff related to operation and maintenance services, driven by higher operation and maintenance costs for the three-month period ended March 31, 2021. This increase was partially offset by a 2% decrease in revenue from our renewable assets in North America, mainly due to scheduled major maintenance works at one of the Mojave turbines.

Adjusted EBITDA decreased by 23.2% to $39.3 million for the first quarter of 2021, compared to $51.2 million for the same quarter of 2020. Adjusted EBITDA decreased at our solar assets in North America mainly due to insurance income received in the first quarter of 2020 at Solana amounting to approximately $4.5 million and higher operation and maintenance expenses in the first quarter of 2021, resulting primarily from the major maintenance works performed in the first quarter of 2021 at one of the Mojave turbines, as well as some equipment replacement. Adjusted EBITDA also decreased at ACT mainly due to higher operating and maintenance expenses for the three-month period ended March 31, 2021. At ACT, operation and maintenance costs are higher in the quarters preceding any major maintenance works, the next of which is scheduled at the end of 2021. Adjusted EBITDA margin decreased to 64.8% for the three-month period ended March 31, 2021, compared to 86.3% for the three-month period ended March 31, 2020 due to the events described above.

South America

Revenue increased by 7.3% to $38.3 million for the three-month period ended March 31, 2021, compared to $35.7 million for the three-month period ended March 31, 2020 and Adjusted EBITDA increased by 5.3% to $29.9 million for the first quarter 2021, compared to $28.4 million for the first quarter 2020. The increase in revenue and Adjusted EBITDA was primarily due to the contribution of Chile PV1 and Chile PV2, the solar assets recently acquired through the Chilean renewable energy platform created in the second quarter of 2020. Adjusted EBITDA margin for the first quarter of 2021 was in line with the first quarter of the previous year.

EMEA

Revenue increased by 18.1% to $136.3 million for the first quarter of 2021, compared to $115.4 million for the first quarter of 2020. On a constant currency basis, revenue for the first quarter 2021 was $127.3 million which represents an increase of 10.2% compared to the first quarter of 2020. The increase was primarily due to higher revenue at Kaxu, where an unscheduled outage affected production in part of the first quarter of 2020. Damage and business interruption were covered by our insurance, however insurance proceeds were recorded in “Other operating income”. Revenue also increased due to the contribution from Tenes, the water desalination plant that we started to fully consolidate in the second quarter of 2020. Additionally, revenue increased in Spain largely due to higher solar radiation in the quarter.

Adjusted EBITDA increased by 17.9% to $97.6 for the three-month period ended March 31, 2021 compared to $82.8 million for the three-month period ended March 31, 2020. On a constant currency basis, Adjusted EBITDA for the three-month period ended March 31, 2021 was $91.2 million which represents an increase of 10.1% compared to the three-month period ended March 31, 2020. The increase in Adjusted EBITDA was mainly due to the contribution from Tenes. Adjusted EBITDA also increased at our solar assets in Spain due to higher revenue and to the profit resulting from the purchase of a long-term operation and maintenance account payable at a discounted price (see “Other operating income” above). Adjusted EBITDA margin remained stable at 71.6% for the three-month period ended March 31, 2021 and 71.8% for the three-month period ended March 31, 2020.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the three-month period ended March 31, 2021 and 2020, by business sector:

	Three-month period ended March 31,
Revenue by business sector	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$166.7	70.9%	$150.8	71.7%
Efficient natural gas power	28.4	12.1%	26.4	12.5%
Electric transmission lines	26.6	11.3%	26.6	12.7%
Water	13.5	5.7%	6.6	3.1%
Total revenue	$235.2	100%	$210.4	100.0%

	Three-month period ended March 31,
Adjusted EBITDA by business sector	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
Renewable energy	$115.7	69.4%	$113.5	75.3%
Efficient natural gas power	22.3	78.5%	23.5	89.0%
Electric transmission lines	21.2	79.7%	21.5	80.8%
Water	7.6	56.3%	3.8	57.6%
Total Adjusted EBITDA(1)	$166.8	70.9%	$162.4	77.2%
Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests from continuing operations, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each geography and business sector divided by revenue for each geography and business sector.

	Volume produced/availability
	Year ended March 31,
Volume by business sector	2021	2020
Renewable energy (GWh) (1)	606	526
Efficient natural gas Power (GWh) (2)	542	644
Efficient natural gas Power availability	98.3%	102.4%
Electric transmission availability	100.0%	99.9%
Water availability	97.5%	101.8%
Note:
(1)	Includes curtailment in wind assets for which we receive compensation.
(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue increased by 10.5% to $166.7 million for the three-month period ended March 31, 2021, compared to $150.8 million for the three-month period ended March 31, 2020. On a constant currency basis, revenue for the first quarter was $157.7 million, which represents an increase of 4.6% compared to the first quarter of 2020. The increase was primarily due to higher revenue at Kaxu, where, as explained above, an unscheduled outage affected production in part of the first quarter of 2020. Revenue also increased due to the contribution from the recently acquired asset Chile PV1 and Chile PV2, our solar assets in Chile. Additionally, revenue increased in Spain largely due to higher solar radiation in the quarter. This increase was partially offset by a 2% decrease in revenue from our renewable assets in North America, mainly due to a scheduled major maintenance works in one of the Mojave turbines.

Adjusted EBITDA increased by 1.9% to $115.7 million for the three-month period ended March 31, 2021, compared to $113.5 million for the three-month period ended March 31, 2020. On a constant currency basis, revenue for the period ended March 31, 2021 was $109.3 million, which represents a 3.7% decrease compared to the same quarter of 2020. The decrease was mainly driven by a decrease in Adjusted EBITDA at our solar assets in North America, as previously explained. Adjusted EBITDA margin decreased to 69.4% for the three-month period ended March 31, 2021, from 75.3% for the three-month period ended March 31, 2020 mostly due to the same reason.

Efficient natural gas

Revenue increased by 7.6% to $28.4 million for the first quarter of 2021, compared to $26.4 million for the first quarter of 2020, while Adjusted EBITDA decreased by 5.1% to $22.3 million for the three-month period ended March 31, 2021, compared to $23.5 million in the same period of the previous year. At ACT, operation and maintenance costs are higher in the quarters preceding any major maintenance works, the next of which is scheduled at the end of 2021. Adjusted EBITDA and Adjusted EBITDA margin decreased due to these higher operation and maintenance costs. Revenue increased due to higher operation and maintenance costs, since there is a portion of revenue related to operation and maintenance services plus a margin.

Electric transmission lines

Revenue and Adjusted EBITDA remained stable at $26.6 million and $21.2 million respectively in the first quarter of 2021, compared to $26.6 million and $21.2 million in the first quarter of 2020. Adjusted EBITDA margin was also stable compared to the same period of the previous year.

Water

Revenue increased by $6.9 million to $13.5 million for the three-month period ended March 31, 2021, compared to $6.6 million for the three-month period ended March 31, 2020. Adjusted EBITDA increased by $3.8 million to $7.6 million for the three-month period ended March 31, 2021, compared to $3.8 million for the three-month period ended March 31, 2020. The increases were mainly due to the contribution from Tenes, the water desalination plant that we started to consolidate in the second quarter of 2020. Adjusted EBITDA margin decreased to 56.3% for the three-month period ended March 31, 2021 from 57.6% for the three-month period ended March 31, 2020 mostly due to a lower margin in the first quarter at Tenes, due to maintenance works during the quarter.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;
•	cash dividends to investors; and
•	investments and acquisitions of new assets, companies and operations.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

	As of March 31, 2021	As of December 31, 2020
	$ in millions
Corporate Liquidity(1)
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries(2)	$434.2	335.2
Revolving Credit Facility availability	440.0	415.0
Total Corporate Liquidity(1)	$874.2	750.2
Liquidity at project companies
Restricted Cash	310.7	279.8
Non-restricted cash	313.9	253.5
Total cash at project companies	$624.6	533.3

Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of March 31, 2021, and available revolver capacity as of March 31, 2021.
(2)	Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.

Cash at the project level includes $310.7 million and $279.8 million in restricted cash balances as of March 31, 2021 and December 31, 2020 respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements. In the case of Solana, part of the restricted cash is expected to be used for equipment replacements. Restricted cash also includes Kaxu’s cash balance, given that the project finance of this asset is under a theoretical event of default due to the developments at Abengoa (see “Potential Implications of Abengoa developments” above).

As of March 31, 2021, we had no borrowings under the Revolving Credit Facility and $10 million of letters of credit were outstanding under this facility. In March 2021 we increased the notional amount of this facility from $425 million to $450 million and extended its maturity to December 2023. As a result, as of March 31, 2021 approximately $440 million was available under our Revolving Credit Facility. As of December 31, 2020, we had no borrowings, $10 million of letters of credit were outstanding and approximately $415 million was available under our Revolving Credit Facility.

Management believes that the Company's liquidity position, cash flows from operations and availability under its revolving credit facility will be adequate to meet the Company's financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company's ability to finance the needs of its operating, financing and investing activity within the dictates of prudent balance sheet management.

Credit Ratings

Credit rating agencies rate us and part of our debt securities. These ratings are used by the debt markets to evaluate a firm's credit risk. Ratings influence the price paid to issue new debt securities, as they indicate to the market our ability to pay principal, interest and dividends.

In March and April 2021 both S&P and Fitch upgraded Atlantica’s corporate rating to BB+. The following table summarizes our credit ratings as of the date of this quarterly report. The ratings outlooks are stable.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	n/a	BB+

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operating activities, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and based on market conditions. Our financing agreements consist mainly of the project-level financings for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Note Issuance Facility 2019, the Revolving Credit Facility, a credit line with a local bank and our commercial paper program.

		As of March 31, 2021	As of December 31, 2020
	Maturity	($ in millions)
Revolving Credit Facility	2023	-	-
Other Facilities(1)	2021-2025	$31.5	29.7
Note Issuance Facility 2019	2025	331.9	344.0
Green Exchangeable Bond	2025	102.7	102.1
Green Senior Secured Notes	2026	338.4	351.0
Note Issuance Facility 2020	2027	160.9	166.9
Total Corporate Debt		$965.3	993.7
Total Project Debt		$5,200.2	5,237.6
Note:
(1)	Other facilities include the commercial paper program issued in October 2020, accrued interest payable and other debts.

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. Noteholders may exchange all or any portion of their notes during any calendar quarter if the last reported sale price of Atlantica’s ordinary shares for at least 20 trading days during a period of 30 consecutive trading days, ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the exchange price on each applicable trading day. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date thereof, noteholders may exchange any of their notes at any time, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 of the principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2019, the 2020 Green Private Placement and the Note Issuance Facility 2020.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $165 million (€140 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2019, the 2020 Green Private Placement and the Green Exchangeable Notes. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.
2020 Green Private Placement

On March 20, 2020 we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020 and we issued notes for a total principal amount of €290 million (approximately $341 million), maturing in June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2019 and the Note Issuance Facility 2020. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Note Issuance Facility 2019

On April 30, 2019, we entered into the Note Issuance Facility 2019, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of the euro equivalent of $300 million. The notes under the Note Issuance Facility 2019 were issued in May 2019 and are due on April 30, 2025. Starting January 1, 2020, interest on the notes issued under the Note Issuance Facility 2019 accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 4.50%. The principal amount of the notes issued under the Note Issuance Facility 2019 was hedged with an interest rate swap, resulting in an all-in interest cost of 4.24%. The Note Issuance Facility 2019 provided that we may elect to, subject to the satisfaction of certain conditions, capitalize interest on the notes issued thereunder for a period of up to two years from closing at our discretion and we elected to capitalize such interest until the end of 2020.

Our obligations under the Note Issuance Facility 2019 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020, the 2020 Green Private Placement and the Green Exchangeable Notes. The notes issued under the Note Issuance Facility 2019 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019, and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million) and the maturity date was extended to December 31, 2023. In addition, the lenders under the Revolving Credit Facility have the option to extend the maturity date of all or any portion of their commitments and/or loans for additional consecutive 365 day periods, upon request from us subject to certain conditions. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus 1 /2 of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under, the Note Issuance Facility 2019, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Exchangeable Notes. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior unsecured basis by our Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., ASHUSA Inc., ASUSHI Inc., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.8 million) which is available in euros or U.S. dollars. On December 13, 2019, the maturity date was extended to December 13, 2021. Amounts drawn accrue interest at a rate per annum equal to the sum of the 3-month EURIBOR, plus a margin of 2% or LIBOR plus a margin of 2%. As of March 31, 2020, €10.0 million (approximately $11.8 million) was available under this facility.

In December 2020, we also entered into a loan with a local bank for up to €5 million (approximately $5.9 million). The maturity date is December 4, 2025. Amounts drawn down accrue interest at a rate per annum equal to 2.50%.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for another twelve-month period on October 8, 2020. The program allows Atlantica to issue short term notes for up to €50 million, with such notes having a tenor of up to two years. As of March 31, 2021, we had €20.7 million (approximately $24.4 million) issued and outstanding under the Commercial Paper Program at an average cost of 0.67%.

Uses of liquidity and capital requirements

Cash dividends to investors

We intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among others, dividend shortfall due to fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our Board of Directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to shareholders will be made by our Board of Directors and will depend on our financial condition, results of operations, cash flow, long-term prospects and any other matters that our Board of Directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. During quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our Board of Directors so determines, we may use retained cash flow from other quarters, and other sources of cash.

The latest dividends paid are presented below:

Declared	Record Date	Payment Date	$ per share
February 26, 2020	March 12, 2020	March 23, 2020	0.41
May 6, 2020	June 1, 2020	June 15, 2020	0.41
July 31, 2020	August 31, 2020	September 15, 2020	0.42
November 4, 2020	November 30, 2020	December 15, 2020	0.42
February 26, 2021	March 12, 2021	March 22, 2021	0.42
May 4, 2021	May 31, 2021	June 15, 2021	0.43

Acquisitions and investments

The acquisitions detailed below have been and are expected to be part of our uses of liquidity in 2021:

On April 3, 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, in which we now own approximately a 35% stake and have a strategic investor role. On January 6, 2021 we closed our second investment through the platform with the acquisition of Chile PV 2, a 40 MW PV plant. The total equity investment in this new asset was approximately $5.0 million.

In October 2020 we reached an agreement to acquire Calgary District Heating a district heating asset in Canada for a total equity investment of approximately $20 million. Closing is expected in the second quarter of 2021 subject to conditions precedent and regulatory approvals.

In January 2021 we closed the acquisition of a 42.5% equity interest in Rioglass, increasing our equity interest to 57.5% for which we paid $8.4 million. In addition, we have an option to acquire the remaining 42.5% under the same conditions until September 2021, and after that date the seller also has an option to sell the 42.5% under the same conditions.

On April 7, 2021, we closed the acquisition of Coso, a 135 MW renewable asset in California. The total equity investment was approximately $130 million, which was paid in April 2021, and we expect to make an additional investment of approximately $40 million to reduce project debt.

In December 2020 we reached an agreement with Algonquin to acquire La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $20 million. Closing is expected to occur after the asset reaches commercial operation, currently expected by mid-2021. Closing is subject to conditions precedent and regulatory approvals. Additionally, we agreed to potentially co-invest with Algonquin in additional solar plants in Colombia with a combined capacity of approximately 30 MW to be developed and built by AAGES.

In April 2021 we reached an agreement to acquire a 49% interest in a 596 MW portfolio of wind assets. The total equity investment is expected to be approximately $196.5 million. Closing is expected to occur in the third quarter of 2021 subject to conditions precedent and regulatory approvals.

Cash flow

The following table sets forth cash flow data for the three-month period ended March 31, 2021 and 2020:

	Three-month period ended March 31,
	2021	2020
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$(11.1)	$(38.3)
Adjustments to reconcile after-tax profit to net cash generated by operating activities	171.5	194.7
Profit for the period adjusted by non-monetary items	$160.4	$156.5

Changes in working capital	$17.0	$(59.3)
Net interest/taxes paid	(30.7)	(11.4)
Total net cash flow provided by operating activities	$146.7	$85.7

Net cash flows from investing activities
Acquisitions of subsidiaries and entities under equity method	(10.7)	-
Investments in contracted concessional assets	(6.3)	-
Distributions from entities under the equity method	8.8	5.1
Other non-current assets/liabilities	1.9	(5.9)
Net cash flow used in investing activities	$(6.4)	$(0.8)

Net cash provided by financing activities	$59.2	$59.8

Net increase/(decrease) in cash and cash equivalents	199.5	144.7
Cash, cash equivalents and bank overdraft at beginning of the period	868.5	562.8
Translation differences in cash or cash equivalents	(9.2)	(17.3)
Cash and cash equivalents at the end of the period	$1,058.8	$690.2

Net cash flows provided by operating activities

Net cash provided by operating activities in the three-month period ended March 31, 2021 amounted to $146.7 million, compared to $85.7 million in the three-month period ended March 31, 2020. The increase was largely due to a positive change in working capital compared to the negative change in working capital for the three-month period ended March 31, 2021. This is mainly due to shorter collection periods in 2021, particularly in Mexico where Pemex is catching-up on the collections delays which started in the second half of 2019. Interest and income tax paid were higher in the first quarter of 2021 compared to the first quarter of 2020, mainly due to income tax paid in Mexico in 2021 and higher interest payments at the corporate level, since we were capitalizing interest under the NIFA 2019 until the end of 2020.

Net cash used in investing activities

For the three-month period ended March 31, 2021, net cash used in investing activities amounted to $6.4 million and included $8.4 million for the acquisition of the additional 42.5% equity interest in Rioglass and $3.6 million (deductible from the final payment) for an option to acquire the remaining 42.5% under the same conditions until September 2021. Investments in concessional assets for $6.1 million correspond mainly to maintenance capital expenditure and equipment replacements in Solana. These cash outflows were partially offset by $8.8 million of dividends received from Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

For the three-month period ended March 31, 2020, net cash used in investing activities amounted to $0.8 million and corresponded mainly to the amount paid to extend the option to acquire Liberty’s equity interest at Solana and investments in Ten West Link, offset in part by dividends received from the Amherst wind asset.

Net cash provided by financing activities

For the three-month period ended March 31, 2021, net cash provided by financing activities amounted to $59.2 million and corresponded mainly to $130.6 million from the equity private placement closed in January 2021. These cash inflows were partially offset by the scheduled repayment of principal of our project financing agreements for an approximate amount of $24.8 million and $50.7 million of dividends paid to shareholders and non-controlling interests.

For the three-month period ended March 31, 2020, net cash provided by financing activities amounted to $59.8 million and corresponded principally to the withdrawal of approximately $90.0 million from the Revolving Credit Facility, which was partially offset by the $46.6 million of dividends paid to shareholders and non-controlling interests and the scheduled repayment of the principal of our project financing agreements.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosure about Market Risk

Our activities are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as foreign exchange rates and interest rates fluctuations. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use swaps and options on interest rates and foreign exchange rates. None of the derivative contracts signed has an unlimited loss exposure.

Foreign exchange risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is generally denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollar. Our assets located in North America and most of our assets in South America have their PPAs, or concessional agreements, and financing contracts signed in, or indexed totally or partially, to U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Interest rate risk

Interest rate risk arises mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of March 31, 2021, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	Project debt in euro: 100% of the notional amount, maturities until 2030 and average strike interest rates of between 0.00% and 4.87%
•	Project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2034 and average strike interest rates of between 1.15% and 5.27%

In connection with our interest rate derivative positions, the most significant impact on our Annual Consolidated Financial Statements relates to the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense, which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate option positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of March 31, 2021, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.8 million and an increase in hedging reserves of $21.5 million. The increase in hedging reserves would mainly be due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

The credit rating of Eskom is currently CCC+ from S&P , Caa1 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In addition, Pemex’s credit rating is currently BBB from S&P, Ba2 from Moody’s and BB- from Fitch. We experienced significant delays in collections from Pemex since the second half of 2019, although collections have recently improved.

In 2019, we also entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $89.9 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We have also increased coverage in our political risk insurance for our assets in Algeria up to $38.2 million, including 2 years dividend coverage. These insurance policies do not cover credit risk.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established based on the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk.

Item 4.	Controls and Procedures

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S, included some of Atlantica’s non-recourse subsidiaries in the U.S. at the time that the plants we currently own as co-defendants in claims against Abengoa were being constructed. Generally speaking, the Atlantica subsidiaries were dismissed as defendants at early stages of the processes. In relation to a claim filed by a group of insurance companies against a number of Abengoa’s subsidiaries and against Solana (Arizona Solar One) for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of approximately $200 million if all their exposure resulted in losses. Atlantica reached an agreement with all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $4.3 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily halted legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

In addition, an insurance company covering certain Abengoa obligations in Mexico claimed certain amounts related to a potential loss. Atlantica reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company called on this  $2.5 million from the escrow account and Abengoa reimbursed this amount in accordance with the indemnities in force between Atlantica and Abengoa. The payments by Atlantica will only happen if and when the actual loss has been confirmed and after arbitration if the Company initiates it. We used to have indemnities from Abengoa for certain potential losses, but such indemnities are no longer valid following the insolvency filing by Abengoa S.A. in February 2021.

Atlantica is not a party to any other significant legal proceedings other than legal proceedings arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

While Atlantica does not expect these proceedings, either individually or in combination, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

None

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None

Item 3	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Date: May 6, 2020	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer